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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D) (4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               BAILEY CORPORATION
                           (NAME OF SUBJECT COMPANY)

                               BAILEY CORPORATION
                     (NAME OF PERSONS(S) FILING STATEMENT)

                         COMMON STOCK, $0.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   056-771306
                                 (CUSIP NUMBER)

                               ROGER R. PHILLIPS
                        CHAIRMAN OF THE BOARD, PRESIDENT
                          AND CHIEF EXECUTIVE OFFICER
                               BAILEY CORPORATION
                               700 LAFAYETTE ROAD
                                  P.O. BOX 307
                         SEABROOK, NEW HAMPSHIRE 03874
                                 (603) 474-3011
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                   Copies to:
                            David A. Broadwin, Esq.
                             Arlene L. Bender, Esq.
                            Foley, Hoag & Eliot LLP
                             One Post Office Square
                          Boston, Massachusetts 02109
                                 (617) 832-1000

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Bailey Corporation, a Delaware corporation (the "Company"), and the address of the Company is 700 Lafayette Road, P.O. Box 307, Seabrook, New Hampshire 03874. The title of the class of equity securities to which this statement relates is the common stock, par value $0.10 per share (the "Common Stock), and the associated Common Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of September 28, 1995, as amended, between the Company and State Street Bank and Trust Company as Rights Agent (the "Rights Agreement").

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to a tender offer from Vemco Acquisition Corp., a Delaware corporation (the "Purchaser") formed by Venture Holdings Trust (the "Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated June 11, 1996 (the "Schedule 14D-1") to Purchase all the outstanding Shares, at a price of $8.75 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer" and are contained within the Schedule 14D-1).

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 5, 1996 (the "Merger Agreement"), between the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the expiration of the Offer and fulfillment or waiver of all remaining conditions, the Purchaser will be merged with and into the Company (the "Merger") and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement has been filed herewith as Exhibit 1 and is incorporated herein by reference.

     Based on information in the Schedule 14D-1, the principal executive offices of the Purchaser are located at 33226 James J. Pompo, P.O. Box 278, Fraser, Michigan 48026-0278.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Purchaser, its executive officers, directors or affiliates, is described below or incorporated herein by reference as provided below.

TRANSACTION WITH THE PURCHASER

     The following is a summary of the material terms of the Merger Agreement, the Tender and Option Agreement, the Guaranty, the Indemnity Agreements, the Noncompetition Agreements and the Amendment to Employment and Noncompetition Agreements, copies of which are filed as exhibits to this Schedule 14D-9. Such summary is not a complete description of these agreements and is qualified in its entirety by reference to the complete text of the Merger Agreement, the Tender and Option Agreement, the Guaranty, the Indemnity Agreements, the Noncompetition Agreements and the Amendment to Employment and Noncompetition Agreements.

THE MERGER AGREEMENT

     THE OFFER. The Merger Agreement provides that the Purchaser will commence the Offer and that upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, including, without limitation, the Minimum Condition and Financing Condition (as defined below), the Purchaser will accept for payment and pay for Shares tendered as soon as practicable after it is legally permitted to do so under applicable law. The Merger Agreement further provides that, without the written consent of the Company, the

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Purchaser shall not decrease the Offer Price, decrease the number of Shares sought, change the form of consideration to be paid in the Offer, increase the Minimum Condition or amend any other condition of the Offer in any manner adverse to the holders of the Shares (other than with respect to insignificant changes or amendments) without the written consent of the Company, except that the Purchaser may, without the consent of the Company (subject to any rights the Company may have under the Merger Agreement, including, without limitation, the right to terminate the Merger Agreement if the Financing Condition has not been waived by the Purchaser by the thirtieth (30th) business day following commencement of the Offer), extend the Offer (i) if at the then scheduled expiration date of the Offer any of the conditions to the Purchaser's obligation to accept for payment and pay for shares of Company Common Stock shall not be satisfied or waived, until such time as such conditions are satisfied or waived;
(ii) for an aggregate period of not more than ten (10) business days beyond the initial expiration date of the Offer if all conditions have been satisfied but less than ninety percent (90%) of the outstanding shares of Company Common Stock have been validly tendered and not withdrawn (not including shares covered by notices of guaranteed delivery); and (iii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff applicable to the Offer.

     For purposes of the Merger Agreement, "Minimum Condition" means that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares which, together with any shares beneficially owned by the Purchaser, represents at least a majority of the Shares outstanding, on a fully-diluted basis on the date of purchase, and "on a fully-diluted basis" means the number of Shares outstanding plus all Shares which the Company is required to issue pursuant to obligations outstanding at that time under employee stock option or other benefit plans, outstanding warrants, outstanding options of any kind, convertible securities, or otherwise (to the extent such options, warrants, convertible securities or other rights are vested or exercisable) other than Shares issuable upon conversion of the Company's outstanding 9% Convertible Subordinates Notes and 8% Convertible Debentures. "Financing Condition" means that the Parent shall have received the financing contemplated by the commitment from NBD Bank to provide all of the financing (the "Financing") necessary to purchase all outstanding Shares on a fully-diluted basis pursuant to the Offer and the Merger and to refinance all outstanding indebtedness of the Company reflected on the Company SEC Reports, as defined in the Merger Agreement.

     Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission ("SEC"), including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer as to any Shares not then paid for, if (i) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") has not expired or terminated,
(ii) the Minimum Condition has not been satisfied or waived, (iii) the Financing Condition has not been satisfied, (iv) the Company shall not have given notice of redemption for all Convertible Debentures which are redeemable at the Company's option in accordance with their terms or (v) at any time on or after June 5, 1996, and before the time for payment for Shares, any of the following events shall exist:

          (a) any domestic or foreign Federal, state or local governmental, regulatory or administrative agency or authority or legislative body or commission shall have instituted any action, proceeding, application, claim or suit, or shall have promulgated, entered, enforced, enacted, proposed, issued or made applicable to the Offer or the Merger any statute, rule, regulation, judgment, order or injunction which directly or indirectly (1) challenges, seeks to make illegal, prohibits or makes illegal, or imposes any material limitations on, the Purchaser's ownership or operation (or that of any of its respective subsidiaries or affiliates) of all or a material portion of the businesses or assets of it or of the Company or its subsidiaries, or compels the Purchaser or its affiliates to dispose of or hold separate any material portion of the business or assets of the Company or its subsidiaries, taken as a whole, (2) challenges, seeks to make illegal, prohibits or makes illegal the acceptance for payment, payment for or purchase of

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     Shares or the consummation of the Offer or the Merger, (3) restricts the ability of the Purchaser, or renders the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares, (4) imposes material limitations on the ability of the Purchaser to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters presented to the Company's stockholders, (5) seeks to obtain or obtains material damages as a result of the transactions contemplated by the Offer or the Merger, or
     (6) seeks to require divestiture by the Purchaser or any of its subsidiaries or affiliates of any Shares, and in the case of (5) or (6) above, is likely to have a Company Material Adverse Effect (as hereinafter defined), provided that the Purchaser shall have used reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted;

          (b) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc. or any other securities market for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (3) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (4) any limitation (whether or not mandatory) by any foreign or United States governmental authority on the extension of credit by banks or other financial institutions, (5) any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 20% measured from the close of business on June 5, 1996, or (6) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (c) the Company shall have breached or failed to perform or comply with any of its covenants and agreements contained in the Merger Agreement other than those contained in Sections 5.1 through 5.9, inclusive, of the Merger Agreement (regarding the conduct of business of the Company preceding the time the directors of the Purchaser have been elected to the Board of Directors of the Company) in any material respect, or the Company shall have breached or failed to perform or comply with any of its covenants and agreements contained in Sections 5.1 through 5.9, inclusive, of the Merger Agreement, which breach or failure shall have a Company Material Adverse Effect, or the Company shall have breached its representations and warranties in any respect, which breach shall have a Company Material Adverse Effect;

          (d) since June 5, 1996, there shall have occurred any change in the financial condition, business, or results of operations of the Company and its subsidiaries that, or any event, condition, occurrence or development of a state of circumstances or facts that, individually or in the aggregate, would constitute a Company Material Adverse Effect;

          (e) the Merger Agreement shall have been terminated in accordance with its terms;

          (f) (i) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that any person, entity or "group" (as defined in Section 13(d)(3) of the Exchange Act of 1934, as amended (the "Exchange Act"), other than the Purchaser or its affiliates or any group of which any of them is a member, shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 14.9% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 14.9% of any class or series of capital stock of the Company (including the Shares); or (ii) any person or group shall have entered into a definitive agreement or agreement in principle with the Company with respect to an Acquisition Proposal or other business combination with the Company;

          (g) the Company's Board of Directors shall have withdrawn, or modified or changed (including by amendment of the Schedule 14D-9) in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended an Acquisition Proposal, which in the judgment of the Purchaser, in any such case, and regardless of the circumstances

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     (including any action or inaction by the Purchaser giving rise to such condition) makes it inadvisable to proceed with the Offer or with such acceptance for payment or payments.

     The foregoing conditions are for the sole benefit of the Purchaser and may be waived by the Purchaser, in whole or in part at any time and from time to time in the discretion of the Purchaser. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     THE MERGER. The Merger Agreement provides that subject to the terms and conditions thereof, at the effective time of the Merger (the "Effective Time") the Purchaser shall be merged with and into the Company and the separate corporate existence of the Purchaser shall thereupon cease. The Company shall be the successor or surviving corporation in the Merger (the "Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware. The separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

     The respective obligations of the parties to effect the Merger are subject to the satisfaction or waiver, on or prior to the Closing Date, of the following conditions: (a) all authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any Federal, state, local or foreign governmental or regulatory authority necessary for the consummation of the Merger and the transactions contemplated by the Merger Agreement shall have been filed, occurred or been obtained and shall be in effect at the Effective Time; (b) no temporary restraining order, preliminary injunction or permanent injunction or other order precluding, restraining, enjoining, preventing or prohibiting the consummation of the Merger shall have been issued by any Federal, state or foreign court or other governmental or regulatory authority and remain in effect; (c) no Federal, state, local or foreign statute, rule or regulation shall have been enacted which prohibits the consummation of the Merger or would make the consummation of the Merger illegal;
(d) the Merger Agreement shall have been approved and adopted by the affirmative vote required of the stockholders of the Company, if required pursuant to the Company's certificate of incorporation and applicable Delaware law, in order to consummate the Merger; and (e) the Purchaser shall have purchased Shares sufficient to meet the Minimum Condition pursuant to the Offer.

     In addition, the obligations of the Purchaser to effect the Merger are also subject to the satisfaction or waiver by the Purchaser on or prior to Closing Date of the following conditions: (a) the Company shall have taken action to terminate all incentive plans or programs pursuant to which options have been or may be issued, by using its best efforts to (i) receive, prior to the Effective Time, a cancellation agreement from each holder of an outstanding option or warrant, in form and substance satisfactory to the Purchaser, acknowledging the cancellation and termination of such options or warrants, as the case may be or
(ii) to arrange for the exercise of such outstanding options or warrants. Such cancellation agreements, if any, shall provide that in consideration for the cancellation of such options and/or warrants, the Surviving Corporation shall pay to each holder, promptly after the Effective Time, an amount (less any applicable withholding and employment taxes) equal to the amount by which the Offer price per Share exceeds the exercise price per Share underlying each outstanding option, or the strike price per Share underlying each outstanding warrant, multiplied by the number of Shares covered by such option or warrant, as the case may be; and (b) each of John G. Owens and Allan B. Freedman shall have amended or terminated their respective Noncompetition Agreements with the Company, and each of Louis T. Enos, Phillip Kusky and E Gordon Young shall have amended or terminated their respective Employment Agreements with the Company, in each case to provide that no payments to be made thereunder shall be accelerated by virtue of the Offer or the Merger. These directors have terminated their Noncompetition Agreements and entered into new Noncompetition Agreements with the Company, which are described below.

     The Merger Agreement provides that at the Effective Time, each issued and outstanding Share (other than Shares that are owned by the Company as treasury stock and any Shares owned by the Purchaser or any affiliate of the Purchaser) shall be converted into the right to receive the Offer price per Share. Pursuant to the Merger Agreement, each issued and outstanding share of the Purchaser common stock, par value $1.00 per

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share, shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

     THE COMPANY'S BOARD OF DIRECTORS. The Merger Agreement provides that promptly upon the purchase of and payment for any Shares (including, without limitation, all Shares subject to the Tender and Option Agreement) by the Purchaser or any affiliate of the Purchaser pursuant to the Offer or the Tender and Option Agreement which represents the Minimum Condition, the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors then serving on such Board (after giving effect to the directors designated by the Purchaser) multiplied by the ratio of the aggregate number of Shares beneficially owned by the Purchaser and any of its affiliates to the total number of Shares then outstanding. The Company shall, upon request of the Purchaser, take all action necessary to cause the Purchaser's designees to be elected or appointed to the Company's Board, including, without limitation, increasing the size of its Board or, at the Company's election, securing the resignations of such number of its incumbent directors as is necessary to enable the Purchaser's designees to be so elected or appointed to the Company's Board, and shall cause the Purchaser's designees to be so elected or appointed. At such time, the Company shall also cause persons designated by the Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the Company's Board of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each Committee (or similar body) of each such board. In the event that the Purchaser's designees are elected to the Board of Directors of the Company, until the Effective Time, the Board of Directors shall have at least two directors who are directors of the Company on June 5, 1996 (the "Company Directors"). In the event that the Purchaser's designees are elected to the Board, after the acceptance for payment of shares of Common Stock pursuant to the Offer and prior to the Effective Time, the affirmative vote of the Company Directors shall be required to (a) amend or terminate the Merger Agreement by the Company, (b) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, (c) extend the time for performance of the Purchaser's obligations under the Merger Agreement or (d) take any other action by the Board in connection with the Merger Agreement. The Merger Agreement further provides that the Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, including mailing to stockholders as part of the Schedule 14D-9 the information required by such Section 14(f) and Rule 14f-1, as is necessary to enable the Purchaser's designees to be elected to the Company's Board.

     STOCKHOLDERS MEETING. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, as soon as practicable following the acceptance for payment and purchase of Shares sufficient to meet the Minimum Condition by the Purchaser pursuant to the Offer,
(i) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting"), for the purpose of considering and taking action upon the Merger Agreement; (ii) prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its reasonable efforts (x) to obtain and furnish the information required to be included by the SEC in the Company Proxy Statement (as defined below) and, after consultation with the Purchaser, to respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Company Proxy Statement") to be mailed to its stockholders and (y) to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders; and (iii) include in the Company Proxy Statement the recommendation of the Board of Directors that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement. The Purchaser agrees that it shall, and shall cause any permitted assignee to, vote all Shares then owned by it which are entitled to vote in favor of the approval of the Merger and the adoption of the Merger Agreement.

     The Merger Agreement provides that in the event that the Purchaser or any permitted assignee of the Purchaser acquires at least 90% of the outstanding Shares, the parties will, subject to the conditions of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without approval of the Company's stockholders, in accordance with Section 253 of the Delaware General Corporation Law (the "DGCL").

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     INTERIM OPERATIONS. In the Merger Agreement, the Company agrees that, except as expressly contemplated therein, or as agreed in writing by the Purchaser, after June 5, 1996, and prior to the time the directors of the Purchaser have been elected to the Board of Directors of the Company:

          (i) the Company and each of its subsidiaries will carry on their respective businesses in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, and will use their reasonable efforts consistent with past practice and policies to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their existing relationships with customers, suppliers, lessors, lessees, creditors and others having business dealings with them and the Company will continue to maintain a standard system of accounting established and administered in accordance with United States generally accepted accounting principles ("GAAP");

          (ii) the Company will not, and will not cause or permit any of its subsidiaries to, (a) declare, set aside or pay any dividends on or make other distributions in respect of any shares of its capital stock, (b) split, combine or reclassify any shares of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any shares of its capital stock or (c) propose to do any of the foregoing;

          (iii) the Company will not, and will not cause or permit any of its subsidiaries to, issue, pledge, deliver, sell or transfer or authorize or propose the issuance, pledge, delivery, sale or transfer of, or repurchase, redeem or otherwise acquire directly or indirectly, or propose the repurchase, redemption or other acquisition of, any shares of capital stock of any class of the Company or its subsidiaries, or any options, warrants or other rights exercisable for or securities convertible into or exchangeable for, any such shares (or enter into any agreements, arrangements, plans or understandings with respect to any of the foregoing), other than pursuant to the exercise of outstanding options, warrants or convertible debentures pursuant to the terms thereof as of June 5, 1996;

          (iv) the Company will not, and will not cause or permit any of its subsidiaries to, propose or adopt any amendment to its or their certificate of incorporation or bylaws (or similar charter documents) or take any action to alter the size or composition of its Board, except as specifically contemplated by the Merger Agreement;

          (v) the Company will not, and will not cause or permit any of its subsidiaries to, transfer, sell, lease, license, mortgage or otherwise dispose of or encumber any material assets, or enter into any commitment to do any of the foregoing, other than in the ordinary and usual course of business, consistent with past practice;

          (vi) the Company will not, and will not cause or permit any of its subsidiaries to, incur, become subject to, or agree to incur any debt for borrowed money except for borrowings under existing terms of credit in the ordinary course of business or incur or become subject to any other material obligation or liability (absolute or contingent), except current liabilities incurred, and obligations under contracts entered into, in the ordinary course of business consistent with prior practice, and the Company shall not pay or be liable for prepayment or other penalties in connection with the early retirement of any Company indebtedness for borrowed money other than as a result of the transactions contemplated by the Merger Agreement;

          (vii) the Company will not, and will not cause or permit any of its subsidiaries to, make any change in the compensation payable or to become payable to any of its officers, directors, employees, agents or consultants, enter into any new collective bargaining agreement, enter into or amend any employment, severance, termination or other agreement or make any loans to any of its officers, directors, employees, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons, whether contingent on consummation of the Offer, the Merger or otherwise;

          (viii) the Company will not, and will not cause or permit any of its subsidiaries to (a) pay, agree to pay or make any accrual or arrangement for payment of any pension, retirement allowance or other

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

     employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director or employee except in the ordinary course of business and consistent with past practice or as permitted by the Merger Agreement;
     (b) pay or agree to pay or make any accrual or arrangement for payment to any employees of the Company or any of its subsidiaries of any amount relating to unused vacation days other than pursuant to Company policies and plans in effect on January 31, 1996, and in a manner consistent with past practice; (c) commit itself or themselves to adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any director, officer, employee, agent or consultant, whether past or present other than pursuant to Company policies and plans in effect on January 31, 1996, and in a manner consistent with past practice; or (d) amend in any material respect any such existing plan, agreement or arrangement, except as contemplated by the Merger Agreement;

          (ix) the Company and each of its subsidiaries will (i) properly prepare and file all material reports or tax returns required by the Company or any subsidiary to be filed with any governmental or regulatory authorities with respect to its business, operations, or affairs, and (ii) pay in full and when due all taxes indicated on such tax returns or otherwise levied or assessed upon the Company, its subsidiaries or any of their assets and properties unless such taxes are being contested in good faith by appropriate proceedings and reasonable reserves therefor have been established in accordance with GAAP;

          (x) the Company and each of its subsidiaries will (i) report on a regular basis, at reasonable times, to a representative designated by the Purchaser regarding material operational matters and financial matters (including monthly unaudited financial information); (ii) promptly and regularly notify the Purchaser of any change in the normal course or operation of its business or its properties and of any material development in the business or operations of the Company and its subsidiaries (including, without limitation, any Company Material Adverse Effect) or any governmental or third party claims, complaints, investigations or hearings, or communications indicating that the same may be forthcoming or contemplated); (iii) cooperate with the Purchaser and its affiliates and representatives in arranging for an orderly transition in connection with the transfer of control of the Company, including without limitation arranging meetings among the Company, its vendors, suppliers and customers and representatives of the Purchaser and its affiliates; and (iv) deliver to the Purchaser concurrently with filing with the SEC true and correct copies of any report, statement or schedule filed by the Company with the SEC subsequent to the date of the Merger Agreement;

          (xi) the Company will not, and will not cause or permit any of its subsidiaries to: (a) enter into, amend or terminate any agreements, commitments or contracts which, individually or in the aggregate, have a Company Material Adverse Effect or waive, release, assign or relinquish any material rights or claims thereunder, except in the ordinary course of business, consistent with past practice; or authorize any new capital expenditure or expenditures which, individually is in excess of $450,000 or, in the aggregate, are in excess of $2,000,000; (b) discharge or satisfy any lien or encumbrance or payment of any obligation or liability (absolute or contingent) other than current liabilities in the ordinary course of business; (c) cancel or agree to cancel any material debts or claims, except in each case in the ordinary course of business; (d) waive any rights of substantial value; (e) pay, discharge, satisfy or settle any litigation or other claims, liabilities or obligations (absolute, accrued, asserted, unasserted, contingent or otherwise) involving the payment by the Company or any of its subsidiaries of more than $100,000; (f) make any equity investments in third parties; (g) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger) or otherwise make any material change in the conduct of the business or operations of the Company and its subsidiaries taken as a whole; or (h) agree in writing or otherwise to take any of the foregoing actions or any other action which would constitute a Company Material Adverse Effect in any of the items and matters covered by the representations and warranties of the Company set forth in the Merger Agreement.

     For purposes of the Merger Agreement, a "Company Material Adverse Effect" means any event, circumstance, condition, development or occurrence causing, resulting in or having, or which could reasonably be expected to cause, result in or have, a material adverse effect on the financial condition, business or results of operations of the Company and its subsidiaries taken as a whole.

     NO SOLICITATION. In the Merger Agreement, the Company has agreed that the Company and its subsidiaries and affiliates will not, and will use their reasonable efforts to ensure that their respective officers, directors, employees, investment bankers, attorneys, accountants and other representatives and agents do not, directly or indirectly, initiate, solicit, encourage or participate in, or provide any information to any Person (as defined below) concerning, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal (as defined below) of the Company or any subsidiary or affiliate or an inquiry with respect thereto. The Company has agreed, and shall cause its subsidiaries and affiliates, and their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents to, immediately cease and cause to be terminated all existing activities, discussions and negotiations, if any, with any parties conducted heretofore with respect to any such matters. Nonetheless, the Company may, directly or indirectly, provide access and furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to an appropriate confidentiality agreement, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal (x) if such entity or group has submitted a bona fide written proposal to the Board relating to any such transaction and (y) if, in the opinion of the Board, after consultation with independent legal counsel to the Company, the failure to provide such information or access or to engage in such discussions or negotiations would be inconsistent with their fiduciary duties under applicable law.

     The Company is required to promptly notify the Purchaser of any such offers, proposals or Acquisition Proposals (including, without limitation, the terms and conditions thereof and the identity of the person making it). The Company is further required to give the Purchaser written notice of any Acquisition Proposal that the Company intends to accept at least two business days prior to accepting such offer or otherwise entering into any agreement or understanding with respect thereto. For purposes of the Merger Agreement, any modification of an Acquisition Proposal constitutes a new Acquisition Proposal.

     As used in the Merger Agreement, "Acquisition Proposal" when used in connection with any Person means any tender or exchange offer involving such Person, any proposal for a merger, consolidation or other business combination involving such Person or any subsidiary of such Person, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, such Person or any subsidiary of such Person, any proposal or offer with respect to any recapitalization or restructuring with respect to such Person or any subsidiary of such Person or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to such Person, or any subsidiary of such Person or any public announcement of a proposal, plan or intent to do any of the foregoing; provided, however, that the term "Acquisition Proposal" shall not apply to any transaction of the type described in the preceding clause involving the Purchaser or its affiliates. As used in the Merger Agreement, "Person" means any corporation, partnership, person or other entity or group (including the Company and its affiliates and representatives, but excluding the Purchaser or any of its affiliates or representatives).

     DIRECTORS' AND OFFICERS' INDEMNIFICATION. For six years after the earlier of (i) the date on which the designees of the Purchaser have been elected to the Board pursuant to the Merger Agreement and constitute a majority of the members thereof and (ii) the Effective Time, the Surviving Corporation will keep in effect provisions in its Certificate of Incorporation and Bylaws providing for exculpation of director and officer liability and indemnification of the indemnified parties (the "Indemnified Parties") to the fullest extent permitted under the DGCL, provided, that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under the DGCL, the Surviving Corporation's Certificate of Incorporation or Bylaws, will be made by independent counsel mutually acceptable to the Purchaser and the Indemnified Party.

     The Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance policy for a period of three years after the Effective Time; provided, that the Surviving Corporation may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers; provided, further, that if the Company's existing directors' liability insurance expires, is terminated or canceled during such period, the Surviving Corporation will use its reasonable efforts to obtain substantially similar insurance; provided, however, that in no event shall the Surviving Corporation be required to pay aggregate annual premiums for insurance under this clause in excess of 150% of the aggregate annual premiums paid by the Company in 1995 (the "1995 Premiums"). In the event that, but for the last proviso of the immediately preceding sentence, the Surviving Corporation would be required to expend more than 150% of the 1995 Premiums, the Surviving Corporation would nonetheless be required to purchase the maximum amount of such insurance obtainable by payment of annual premiums equal to 150% of the 1995 Premiums.

     As of the date of the Merger Agreement and as required by the Merger Agreement, the Purchaser entered into an Indemnity Agreement with each of the directors and the chief financial officer of the Company. See "Indemnity Agreements."

     BENEFIT PLANS AND CERTAIN CONTRACTS. From and after the Effective Time, subject to applicable law, the Purchaser will honor in accordance with their terms, all Company benefit plans; provided, however, that nothing in the Merger Agreement shall preclude any change effected on a prospective basis in any Company Benefit Plan. Those employees of the Company and its subsidiaries whose employment is continued by the Surviving Corporation after the Merger will be employed on terms consistent with the Company's current employment practices and at comparable levels of compensation and positions. Subject to the obligations of the Surviving Corporation under existing employment agreements, such employment shall be at will and the Surviving Corporation shall be under no obligation to continue to employ any individuals. For purposes of eligibility to participate in and vesting in various benefits (but not for determination of benefits) provided to employees, employees of the Company and its subsidiaries will be credited with their years of service with the Company and its subsidiaries. As contemplated by the Merger Agreement, on June 5, 1996, the Company entered into an Amendment to Employment and Noncompetition Agreement with Roger R. Phillips, the Company's Chief Executive Officer, to extend to December 31, 1997, the terms of his Employment Agreement with the Company, dated February 18, 1994.

     RIGHTS AGREEMENT. The Company has adopted resolutions amending the Rights Agreement, in order to prevent the Merger Agreement, the Tender and Option Agreement or the consummation of any of the transactions contemplated thereby from resulting in the distribution of separate right certificates or the occurrence of a Distribution Date under the Rights Agreement and to provide that the Purchaser shall not be an "Acquiring Person" (as defined in the Rights Agreement) by reason of the transactions contemplated by the Merger Agreement or the Tender and Option Agreement. Except for such amendments, the Merger Agreement provides that the Company will not amend the Rights Agreement in any manner unless and until the Merger Agreement is terminated under the provisions of subsection (c)(ii) or (iii) as set forth below under "Termination; Fees." In addition the Company covenants and agrees that it will not redeem the Rights unless such redemption is consented to in writing by the Purchaser prior to such redemption.

     TERMINATION; FEES. Anything in the Merger Agreement or elsewhere to the contrary notwithstanding, the Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:

          (a) by mutual consent of the Board of Directors of the Purchaser and the Board of Directors of the Company;

          (b) by either the Board of Directors of the Purchaser or the Board of Directors of the Company: (i) if Shares shall not have been purchased pursuant to the Offer on or prior to August 31, 1996; provided, however, that the right to terminate the Merger Agreement under this clause will not be available to any party whose failure to fulfill any material obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Purchaser to purchase Shares pursuant to the Offer on or prior to such date; or (ii) if a court of competent jurisdiction or other governmental or regulatory authority shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the party seeking termination will use its reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking termination did not contribute to the cause of action.

          (c) By the Board of Directors of the Company: (i) if, prior to the purchase of Shares sufficient to meet the Minimum Condition by the Purchaser pursuant to the Offer, the Company shall have (x) withdrawn, modified or changed in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to execute a definitive agreement relating to an Acquisition Proposal by a Person other than Parent, the Purchaser or any affiliate of either of them, after consulting with independent legal counsel and determining that the failure to take such action would be inconsistent with its fiduciary duties to the Company's stockholders and (y) paid or caused to be paid to the Purchaser $2.1 million; or (ii) if, prior to the purchase of Shares sufficient to meet the Minimum Condition pursuant to the Offer, the Purchaser breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect; or (iii) if (x) the Purchaser or any of its affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer (the "Offer Deadline") other than due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth above in paragraphs (a)-(g) under "The Offer" or (y) the Purchaser shall have failed to waive the Financing Condition by the thirtieth (30th) business day following commencement of the Offer; provided, that the Company may not terminate the Merger Agreement pursuant to this clause if the Company is in material breach of the Merger Agreement.

          (d) By the Board of Directors of the Purchaser: (i) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth above in paragraphs (a)-(g) under "The Offer", the Purchaser shall have failed to commence the Offer on or prior to the Offer Deadline; provided that the Purchaser may not terminate the Merger Agreement pursuant to this clause if the Purchaser (x) is in material breach of the Merger Agreement or (y) has not exercised such right by the close of business on or before the fifth business day following the Offer Deadline; or (ii) if the Purchaser is not in material breach of the Merger Agreement and either (A) prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company will have withdrawn, or modified or changed (including by amendment of the Company's Schedule 14D-9) in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended, or the Company shall have executed an agreement in principle (or similar agreement) or a definitive agreement relating to, an Acquisition Proposal; or (B) prior to the purchase of Shares pursuant to the Offer, it shall have been publicly disclosed, or the Purchaser shall have learned, that any person, entity or "group" (as that term is defined in Section 13(d)(3) of the Exchange Act), other than the Purchaser or its affiliates or any group of which any of them is a member, shall have acquired beneficial ownership of more than 14.9% of any class or series of capital stock of the Company (including the Shares) through the acquisition of stock, the formation of a group or otherwise, or will have been granted an option, right, or warrant, conditional or otherwise, to acquire beneficial ownership of more than 14.9% of any class or series of capital stock of the Company (including the Shares), or (iii) if the Purchaser shall have terminated the Offer, or the Offer shall have expired without the Purchaser purchasing any Shares thereunder, provided that the Purchaser may not terminate the Merger Agreement pursuant to this clause if (x) the Purchaser has failed to purchase Shares in the Offer in violation of the material terms thereof or (y) the Purchaser has not exercised such right by the close of business on or before the fifth business day following the termination or expiration of the Offer in accordance with its terms; or
     (iv) if, prior to the purchase of Shares pursuant to the Offer, the Company
     (x) breaches or fails to perform or comply with any of its covenants and agreements contained in the Merger Agreement other than those contained in Sections 5.1 through 5.9, inclusive, of the Merger Agreement (generally regarding interim operations), in any material respect, or (y) breaches or fails to perform or comply with any of its covenants and agreement contained in Section 5.1 through 5.9, inclusive, of the Merger Agreement, or breaches its representations and warranties in any respect, which breach or failure shall have a Company Material Adverse Effect.

     If (i) the Board of Directors of the Company terminates the Merger Agreement under the circumstances set forth in clause (c)(i) above or if (ii) the Board of Directors of the Purchaser terminates the Merger Agreement under the circumstances set forth in clause (d)(ii)(A) above, then the Company will pay or cause to be paid to the Purchaser an amount equal to $2.1 million concurrently with the termination of the Merger Agreement. Further, if the Board of Directors of the Purchaser terminates the Merger Agreement under the circumstances set forth in clause d(ii)(B) or d(iv) above and within nine months of any such termination a Person shall acquire or beneficially own a majority of the then outstanding Shares or shall have obtained representation on the Company's Board of Directors or shall enter into a definitive agreement with the Company with respect to an Acquisition Proposal or similar business combination, then the Company shall pay or cause to be paid to the Purchaser $2.1 million upon the consummation of such Acquisition Proposal or similar business combination.

     REPRESENTATIONS AND WARRANTIES. The Company has made customary representations and warranties to the Purchaser with respect to, among other things, its organization and qualification, subsidiaries, capitalization, authority, consents and approvals, violations, the Company's SEC reports, financial statements, undisclosed liabilities, certain changes, taxes, litigation, employee benefit plans, environmental liability, compliance with applicable laws, material contracts, patents, trade marks, trade names, copyrights and registrations, labor matters, real property, information supplied, and the Company's Proxy Statement.

THE TENDER AND OPTION AGREEMENT

     TENDER OF SHARES. Concurrently with the execution of the Merger Agreement, the Purchaser and Roger R. Phillips, William A. Taylor, Louis T. Enos, E Gordon Young, John G. Owens and Allan B. Freedman (the "Stockholders") entered into the Tender and Option Agreement. Upon the terms and subject to the conditions of such agreement, the Stockholders have severally agreed (i) to validly tender or cause the record owner of any Shares to tender all Shares beneficially owned by such Stockholder pursuant to the Offer, not later than the fifth business day after commencement of the Offer or, with respect to any Shares acquired directly or indirectly, or otherwise beneficially owned, by any of the Stockholders in any capacity after June 5, 1996, and prior to the termination of the Tender and Option Agreement, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of a purchase, dividend, distribution, gift, bequest, inheritance or as a successor-in-interest in any capacity (including a fiduciary capacity) or otherwise ("After-Acquired Shares") within one business day following the acquisition thereof, (ii) not to withdraw any Shares so tendered without the prior written consent of the Purchaser except upon receipt of notice from the Purchaser that it is exercising the Option to acquire the Shares and (iii) to withdraw all Shares tendered in the Offer immediately upon receipt of notice from the Purchaser that it is exercising the Option in order that the Purchaser may acquire such Shares. The Stockholders have agreed that the Purchaser's obligation to accept for payment and pay for the Shares in the Offer is subject to the terms and conditions of the Offer.

     STOCK OPTION. In order to induce the Purchaser to enter into the Merger Agreement, the Stockholders have granted to the Purchaser an irrevocable option exercisable in whole but not in part (the "Option") to purchase the Shares beneficially owned by such Stockholders (the "Option Shares") at a purchase price per Share equal to $8.75. Pursuant to the Tender and Option Agreement, the Purchaser's Option will terminate in the event the Merger Agreement is terminated under any circumstances other than (a) by the Company, if, prior to the purchase of Shares sufficient to meet the Minimum Condition by the Purchaser pursuant to the Offer, the Company shall have (x) withdrawn, modified or changed in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to execute a definitive agreement relating to an Acquisition Proposal (as defined in the Merger Agreement) by a person other than Parent, the Purchaser or any affiliate of either of them, after consulting with independent legal counsel and determining that the failure to take such action would be inconsistent with the fiduciary duty of the Board of Directors of the Company to the Company's stockholders and
(y) paid or caused to be paid to the Purchaser $2.1 million, (b) by the Purchaser if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions to the Offer, the Purchaser shall have failed to commence the Offer on or prior to the Offer Deadline (as defined in the Merger Agreement); (c) by the Purchaser if the Purchaser is not in material breach of the Agreement and either (x) prior to the purchase of Shares, the Board of Directors of the Company shall have withdrawn, or modified or changed (including by amendment of the Company's Schedule 14D-9) in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended, or the Company shall have executed an agreement in principle (or similar agreement) or a definitive agreement relating to, an Acquisition Proposal; or (y) prior to the purchase of shares of Company Common Stock pursuant to the Offer, it shall have been publicly disclosed, or the Purchaser shall have learned, that any person, entity or "group" (as that term is defined in Section 13(d)(3) of the Exchange Act), other than the Purchaser or its affiliates or any group of which any of them is a member, shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 14.9% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right, or warrant, conditional or otherwise, to acquire beneficial ownership of more than 14.9% of any class or series of capital stock of the Company (including the Shares); or (d) if, prior to the purchase of Shares pursuant to the Offer, the Company (x) breaches or fails to perform or comply in any material respect with any of its covenants and agreements contained in the Merger Agreement other than those regarding the conduct of business of the Company pending the time the directors of the Purchaser have been elected to the Board of Directors of the Company (contained in Sections 5.1 through 5.9 inclusive), or (y) breaches or fails to perform or comply with any of its covenants and agreements contained in Sections 5.1 through 5.9 inclusive, or breaches its representations and warranties in any respect, which breach or failure shall have a Company Material Adverse Effect (as defined in the Merger Agreement). In the event of termination of the Option, or termination of the Merger Agreement under any circumstances other than those described in the preceding sentence, the Purchaser's Option shall continue for a period of 90 days thereafter so long as (x) all applicable waiting periods under the HSR Act required for the purchase of the Option Shares upon such exercise shall have expired or been waived and (y) there shall not be in effect any preliminary or final injunction or other order issued by any court or governmental, administrative or regulatory agency or authority or legislative body or commission prohibiting the exercise of the Option.

     If, within twelve (12) months following the exercise of the Option by the Purchaser, the Purchaser, directly or indirectly, sells, transfers or otherwise disposes of any or all of the Shares acquired upon exercise of the Option or the Offer to a third party (or realizes cash proceeds in respect of such Shares as a result of a distribution to stockholders of the Company following the sale of substantially all of the Company's assets) in connection with a transaction whereby the third party is acquiring the entire equity interest in the Company pursuant to a merger, tender offer, exchange offer, sale of assets, sale of shares or a similar business transaction (a "Subsequent Sale") at a per Share price in excess of $8.75 (the "Subsequent Sale Price"), then the Purchaser will pay to each Stockholder, within five (5) days of receipt of payment by the Purchaser, an amount equal to such Stockholder's pro rata share of fifty percent (50%) of the excess of the Subsequent Sale Price over $8.75 multiplied by the number of Shares sold in the Subsequent Sale.

     ASSIGNMENT OF DIVIDENDS AND OTHER DISTRIBUTIONS. The Stockholders have assigned to the Purchaser any and all dividends and other distributions that may be declared, set aside or paid by the Company with respect to the Shares during the term of the Tender and Option Agreement.

     VOTING. Each Stockholder has agreed that (for so long as the Merger Agreement is in effect), at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, he will vote (or cause to be voted) his Shares (a) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Tender and Option Agreement and any actions required in furtherance thereof and hereof; (b) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Tender and Option Agreement; and (c) except as otherwise agreed to in writing in advance by the Purchaser, against any of the following actions or agreements (other than the Merger Agreement or the transactions contemplated thereby): (i) any action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or attempt to discourage or adversely affect the Merger, the Offer and the transactions contemplated by the Tender and Option Agreement and the Merger Agreement; (ii) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company and its subsidiaries; (iii) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (iv) any change in the management of the Board, except as specifically contemplated by the Merger Agreement; (v) any change in the present capitalization or dividend policy of the Company; (vi) any amendment of the Company's certificate of incorporation or bylaws; or (vii) any other material change in the Company's corporate structure or business. Notwithstanding anything to the contrary contained in the Tender and Option Agreement, each Stockholder will be free to act in his capacity as a member of the Board and to discharge his fiduciary duty as such. Each Stockholder agrees, at the request of the Purchaser, to execute and deliver to the Purchaser an irrevocable proxy.

     OTHER COVENANTS, REPRESENTATIONS, WARRANTIES. In connection with the Tender and Option Agreement, each Stockholder has made certain representations, warranties and covenants, including without limitation with respect to ownership of Shares, the Stockholder's power and authority to enter into and perform his obligations under the Tender and Option Agreement, the receipt of requisite governmental consents and approvals, absence of conflicts, absence of liens and encumbrances on and in respect of the Stockholder's Shares, restrictions on the transfer of the Stockholder's Shares, reliance by the Purchaser, finder's fees, confidentiality, notice of additional shares and the solicitation of acquisition proposals.

THE GUARANTY

     Vemco, Inc., Venture Industries Corporation, Vemco Leasing, Inc., Venture Leasing Company, Venture Mold & Engineering Corporation, Venture Service Company, each a Michigan corporation, and Venture Industries Canada, LTD., an Ontario corporation (each a "Guarantor" and collectively, the "Guarantors") executed a Guaranty, dated June 5, 1996, for the benefit of the Company and each of Roger R. Phillips, William A. Taylor, Louis T. Enos, E Gordon Young, John G. Owens, Allen B. Freedman and Leonard Heilman (each a "Beneficiary" and collectively, the "Beneficiaries") with respect to the obligations of the Purchaser (the Guaranty"). Pursuant to the Guaranty, the Guarantors jointly and severally guaranteed to the Company and the Beneficiaries the performance of all liabilities, agreements and other obligations of the Purchaser under the Merger Agreement, the Indemnity Agreements (as hereinafter described), the Noncompetition Agreements between the Company and the Beneficiaries, the Amendment to the Employment and Noncompetition Agreement between the Company and Roger R. Phillips, and the Amendment to the Employment and Noncompetition Agreement between the Purchaser, the Company and William A. Taylor, together with all costs of collection, compromise or enforcement, including, without limitation, reasonable attorneys' fees incurred with respect to the Guaranty, or with respect to a proceeding under the federal bankruptcy laws or any insolvency, receivership, arrangement or reorganization law or an assignment for the benefit of creditors concerning the Purchaser or any Guarantor, together with interest on all such costs of collection, compromise or enforcement from the date arising (all the foregoing, collectively, the "Obligations"). The Guaranty is an absolute, unconditional and continuing guaranty of the full and punctual payment and performance of the Obligations and not of their collectibility only and is in no way conditioned upon any requirement that the Company or any Beneficiary first attempt to collect any of the Obligations from the Purchaser or resort to any security or other means of obtaining their payment.

THE INDEMNITY AGREEMENTS

     The Purchaser entered into Indemnity Agreements, effective June 5, 1996, with each of the directors of the Company and the chief financial officer (each such officer and director, individually, an "Indemnitee"), which provide that, subject to certain provisions of the Indemnity Agreements, in the event an Indemnitee is, or becomes a party to, or witness or other participant in, or is threatened to be made a party to, or witness or other participant in, any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, investigative or other (a "Proceeding") by reason of (or arising in part out of) an

Indemnifiable Event, the Purchaser will indemnify such Indemnitee from and against any and all Expenses (as hereinafter defined) actually and reasonably incurred or suffered by the Indemnitee to the fullest extent permitted by law, as the same exists or may thereafter be amended or interpreted (but in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the Purchaser to provide broader indemnification rights than were permitted prior thereto). The rights to receive indemnification and the advancement of Expenses under the Indemnity Agreements are not exclusive of any other rights to which any Indemnitee may be entitled or subsequently entitled under any statute, the certificate of incorporation or bylaws of the Company or the Purchaser, by vote of the stockholders of the Company or the Purchaser or the Board, or otherwise. To the extent that a change in applicable law (whether by statute or judicial decision) or the bylaws of the Company or the Purchaser permits greater indemnification than is currently provided for an Indemnifiable Event, the Indemnity Agreements provide that each Indemnitee will be entitled to such greater indemnification under the Indemnity Agreements.

     For purposes of the Indemnity Agreements, "Expenses" means any expense, liability, or loss, including reasonable attorneys' fees, judgments, fines, ERISA excise taxes and penalties, amounts paid or to be paid in settlement, any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed as a result of the actual or deemed receipt of any payments under the Indemnity Agreements, paid or incurred in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing in, any Proceeding relating to any Indemnifiable Event. "Indemnifiable Event," as used in the Indemnity Agreements, means any event or occurrence that takes place either prior to or after the execution of the Indemnity Agreements that is (a) related to the fact that an Indemnitee is, or has agreed to serve as, a director or officer of the Company or while a director or officer of the Company serves at the request of the Company as a director, officer, employee, trustee, agent, or fiduciary of another foreign or domestic corporation, partnership, joint venture, employee benefit plan, trust, or other enterprise, and (b) related to anything done or not done by an Indemnitee in any such capacity, whether or not the basis of the Proceeding is alleged action in an official capacity while serving in any capacity described above.

     The Indemnity Agreements provide that expenses incurred by an Indemnitee in any Proceeding for which indemnification may be sought under the Indemnity Agreement shall be advanced by the Purchaser to such Indemnitee within twenty
(20) days after receipt by the Purchaser of a statement or statements from such Indemnitee requesting such advance and reasonably evidencing the Expenses reasonably incurred by such Indemnitee (an "Expense Advance"). If it is ultimately determined by a final judicial decision (from which there is no right of appeal) that an Indemnitee is not entitled to be indemnified by the Purchaser, the Indemnitee shall immediately repay any amounts advanced by the Purchaser. Each Indemnitee further agrees to execute any further agreements regarding the repayment of Expenses as the Purchaser may reasonably request prior to receiving any such advance, including, without limitation, an affirmation of the Indemnitee's good faith belief that any applicable standards of conduct have been met by such Indemnitee.

     The Indemnity Agreements provide that no Indemnification or Expense Advance pursuant to the Indemnity Agreements will be paid by the Purchaser: (i) in connection with any Proceeding initiated by an Indemnitee against the Purchaser, the Company or any director or officer of the Purchaser or the Company unless the Purchaser or the Company has joined in, or the Board of Directors of the Purchaser or the Company, has consented to, the initiation of such Proceeding, or the Proceeding is one to enforce indemnification rights as provided in the Indemnity Agreements; (ii) to the extent an Indemnitee settles or otherwise disposes of a Proceeding or causes the settlement or disposal of a Proceeding without the Purchaser's express prior written consent (which shall not be unreasonably withheld or delayed) unless the Indemnitee receives court approval for such settlement or other disposition where the Purchaser had the opportunity to oppose the Indemnitee's request for such court approval; (iii) with regard to any judicial award if the Purchaser was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action unless the Purchaser's participation in such Proceeding was barred by the Indemnity Agreements or the court in such Proceeding; (iv) for any acts, omissions, transactions or circumstances for which indemnification under the Indemnity Agreements is prohibited by applicable state or federal law or until any preconditions imposed upon, or agreed to by, the Purchaser by or with any court or governmental agency are satisfied; (v) for remuneration paid to a director if it shall be determined by a final decision of a court of competent jurisdiction that such remuneration was in violation of law; (vi) for any accounting of profits made from the purchase or sale by an Indemnitee of securities of the Company in violation of Section 16(b) of the Securities Exchange Act of 1934 and amendments thereof; (vii) for acts actually performed by the Indemnitee or of which the Indemnitee had actual knowledge if the Indemnitee gained any personal profit to which he was not entitled in the event that a final decision of a court of competent jurisdiction establishes that the Indemnitee was not entitled to such personal profit; or (viii) for proceedings based upon the same facts as underlie a breach of a representation and warranty in the Merger Agreement.

     Each Indemnitee and the Purchaser acknowledge in the Indemnity Agreements that, in certain circumstances, federal law or public policy may override applicable state law and prohibit the Purchaser from indemnifying Indemnitee under the Indemnity Agreements or otherwise. The Purchaser and each Indemnitee acknowledge that the SEC has taken the position that indemnification is not permissible for liabilities arising under certain federal securities laws and federal legislation prohibits indemnification for certain ERISA violations. Furthermore, each Indemnitee understands and agrees that the Purchaser may be required in the future to undertake with the SEC to submit the question of indemnification to a court in certain circumstances for a determination of the Purchaser's right under public policy to indemnify Indemnitee.

     The indemnification provided under the Indemnity Agreements will continue as to each Indemnitee for any action taken or not taken while serving in an indemnified capacity pertaining to an Indemnifiable Event even though such Indemnitee shall have ceased to serve in such capacity at the time of any Proceeding. The Indemnity Agreements will continue until and terminate upon the later of (i) six years after the date that such Indemnitee has ceased to serve as a director or officer of the Company of (ii) the final termination of all pending proceedings in respect of which Indemnitee is granted rights of indemnification or expense advance under the Indemnity Agreements.

THE NONCOMPETITION AGREEMENTS

     Louis T. Enos, Allan B. Freedman, John G. Owens and E Gordon Young (the "Individuals") have each entered into Noncompetition Agreements, dated as of June 5, 1996, with the Company. Pursuant to the Noncompetition Agreements, each Individual agrees that he will not during, and for a period of five years following the Effective Time, directly or indirectly, (other than as the holder of not more than one percent (1%) of the total outstanding stock of any publicly held company) own, sponsor, operate, join, control or participate in, or be connected as a partner, officer, director, employee, consultant, adviser, sponsor or otherwise, or permit his name to be used in connection with, any business in which the Company or the Purchaser is presently engaged.

     Each Noncompetition Agreement also provides that after the Effective Time, the Company shall (i) pay to the Individual (or his estate or heirs, in the event the Individual shall be deceased) $5,000 per month for 60 months commencing on the first day of the first calendar month following the Effective Time, (ii) cause the Individual and his spouse to remain on the Company's long term health insurance policy until age 65 if and so long as it is permitted by all applicable laws and by the Company's long-term health care provider, and
(iii) from age 65 until their death the Company shall pay to the Individual and his spouse (or to an appropriate insurer on their behalf) a monthly amount equal to the lesser of the monthly cost of Medicare Plan (b) and the AARP Group Health Insurance Program Medical Supplemental Insurance Plan (f) or the monthly cost of other substantially equivalent health insurance; provided that if the Individual and his spouse shall cease to be covered in accordance with the preceding clauses (ii) and (iii), the Company shall purchase equivalent insurance for the Individual and his spouse.

THE AMENDMENT TO EMPLOYMENT AND NONCOMPETITION AGREEMENTS

     On June 5, 1996 the Company entered into an Amendment to Employment and Noncompetition Agreement with Roger R. Phillips, the Company's Chief Executive Officer, to extend to December 31, 1997 the term of his Employment Agreement with the Company, dated February 18, 1994, and to amend

Mr. Phillips's Noncompetition Agreement with the Company, dated February 18, 1994, to provide that the first day of the first calendar month following his Termination of Service thereunder shall be January 1, 1998.

     On June 5, 1996 the Company entered into an Amendment to Employment and Noncompetition Agreement with William A. Taylor, the Company's Executive Vice President, to terminate the term of his Employment Agreement with the Company, dated February 18, 1994, on the last day of the month in which the Effective Time occurs, and to amend Mr. Taylor's Noncompetition Agreement with the Company, dated February 18, 1994, to provide that the first day of the first calendar month following his Termination of Service thereunder shall be the first day of the month immediately following the month in which the Effective Time occurs.

     Copies of the Employment Agreements dated February 18, 1994 between the Company and Mr. Phillips and the Company and Mr. Taylor have been filed with the SEC as exhibits to the Company's Form 10-Q, on March 14, 1994.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) The Recommendation of the Board of Directors

     The Board of Directors of the Company, by the unanimous vote of the members of the Board of Directors present and voting at the meeting of the Board held June 5, 1996, called for such purpose, has determined that the Merger and the Offer are fair from a financial point of view and in the best interests of the stockholders other than the Purchaser and its affiliates, has approved the Merger Agreement in substantially the form presented to and reviewed by the Board of Directors of the Company, and the transactions contemplated thereby and recommends that all holders of Shares and associated rights tender such Shares pursuant to the Offer.

     (b) Background -- Reasons for the Recommendation

     THE OFFER. During the summer of 1995, the Company became concerned that, due to the depressed price of the Company's stock, the Company could become the target of an acquisition attempt at a price that might significantly undervalue the Company. In September 1995, Roger R. Phillips, the Chief Executive Officer of the Company ("Phillips"), and William A. Taylor, the Senior Vice President and Vice Chairman of the Company ("Taylor"), held discussions with Smith Barney Inc. ("Smith Barney") concerning its availability to act as the Company's financial advisor in evaluating the adoption of a shareholder rights plan and any transaction in which the Company might engage. After several meetings that took place in September 1995, the Board of Directors selected Smith Barney as the Company's financial advisor.

     In November 1995, the Parent and the Company entered into an agreement providing for the joint development of, and the joint provision of engineering services for, a select group of products. On January 23, 1996, representatives of Parent met with representatives of the Company to discuss the feasibility of Parent's acquiring the Company. On January 29, 1996, Phillips and Philip Kusky met with Michael Torakis, President of the Parent ("Torakis"), and Al Young, Ford Sales Manager of Parent. At this meeting it was agreed that the Company and the Parent would enter into a confidentiality agreement and the Company would provide limited confidential information to the Parent. On February 9, 1996, the Company and the Parent entered into a preliminary confidentiality agreement and the Company provided the Parent with certain limited confidential information concerning the Company and representatives of Parent toured various manufacturing facilities of the Company in Michigan, Indiana, Ohio and New Hampshire. Based upon its review of such limited information, Parent and the Company determined to continue discussions. On April 4, 1996, the Company and one of Parent's wholly-owned subsidiaries entered into a Confidentiality Agreement, and the Company began to provide the Parent with additional confidential information. During the following weeks, the Parent conducted its due diligence review of the Company.

     On April 10, 1996, representatives of the Company and Parent met at the Company's offices in Dearborn, Michigan, to obtain the data previously requested. At that time, the Company's management made presentations to Parent and its legal and financial advisors regarding the history of the Company, its structure, product lines, plant capacities, information systems, labor relations, overall business operations, competitive market conditions and financial reporting, both historical and prospective. The Company also provided revenue and costing information, both actual and projected.

     On April 26, 1996, Lawrence Winget, Chairman of the Parent ("Winget"), and Butler met with Phillips, Taylor and Philip Kusky. At that meeting, Winget indicated that, subject to the completion of the Parent's due diligence and negotiation of definitive merger documents, the Parent was interested in acquiring the Company. Phillips and Taylor informed Winget indicated that a cash offer would be preferable. At that meeting, Parent stated that although it contemplated a cash offer, it was premature to discuss the terms of an offer, or whether one would in fact be made, as significant issues were unresolved.

     On May 15, 1996, Phillips and Taylor together with the Company's legal and financial advisors, met in Detroit, at the offices of Parent, together with Torakis and Purchaser's legal and financial advisors, to discuss the status of Parent's diligence review of the Company, its level of interest in proceeding with a transaction and the structure, terms and timing of a possible transaction. At this meeting, Torakis indicated that Parent was interested (subject to completing its diligence, obtaining an appropriate financing commitment from its lender, negotiating definitive agreements and obtaining options from the Company's principal stockholders) in acquiring the Company for approximately $8.75 per share. Torakis also indicated that Parent was not willing to participate in a process that involved significant delays. Phillips indicated that he believed that the Company and Parent should proceed upon that basis.

     Between May 15, 1996 and June 3, 1996, various representatives of Parent, reviewed the Company's records and continued their due diligence review of the Company. During this period, the legal advisors of the Parent and the Company prepared the Merger Agreement, the Guarantee, the Tender and Option Agreement and the Indemnity Agreement.

     On May 22, 1996 and again on May 24, 1996, the Board of Directors of the Company held telephonic meetings at which Phillips and Taylor reported on the discussions with Parent and the level of interest expressed by Parent. At these meetings, the Board of Directors considered, among other things, the fact that a prolonged process could be disruptive to the Company's operations, that Parent had completed its due diligence and that the Company had had recent discussions with other parties that had not led to formal offers.

     On May 24, 1996, Phillips and Taylor called Winget and discussed, among other things, the structure of the proposed transaction, the nature and timing of Parent's financing and the proposed financing contingency. On May 24, 1996, Mr. Winget reaffirmed to Mr. Phillips that Parent, through a newly-formed subsidiary, would be prepared to make an all cash offer to acquire the Company at $8.75 per Share, pending the resolution of certain open issues. During the week of May 27, 1996, Phillips and Taylor held various telephone conversations with Torakis and discussed, among other things, the break-up fee and the request for an option with respect to Shares owned by the Directors. On May 28, 1996, the Board of Directors held a telephonic meeting at which Phillips reported on his discussions with Winget and Torakis concerning the financing contingency and the requested break-up fee and option agreements. The Board of Directors authorized Phillips to negotiate further.

     On June 3, 1996, the Board of Directors met to review and discuss the terms and conditions of the proposed transaction, including drafts of the Merger Agreement, the Guaranty, the Tender and Option Agreement and the Indemnity Agreements that reflected the results of extensive negotiations of various terms including the termination rights and the break-up fee. The Board specifically noted that a purchase price of $8.75 per Share, was above current market prices and was significantly above recent historical market prices and should receive further consideration.

     On June 4, 1996, the Parent formally offered to acquire the Company for $8.75 per Share. Later that day, the Board of Directors of the Company met to consider the offer, together with the Company's legal and financial advisors. At that meeting, legal counsel reviewed with the Board the terms and conditions of the proposed Merger Agreement and the Board's fiduciary obligations in connection with the proposed transaction. Smith Barney then made a financial presentation to the Board with respect to the $8.75 per Share cash consideration to be received by the holders of Shares in the Offer and the Merger. The Board then analyzed and discussed the possible Offer and the proposed Merger Agreement. Following extensive discussion and consideration, the Board, by unanimous vote of all directors present, determined
(i) that the consideration contemplated to be received by the holders of the Shares pursuant to the proposed Merger Agreement is fair from a financial point of view to the holders of Shares, and that the Offer and the Merger contemplated by the proposed Merger Agreement are fair and in the best interests of the Company and its stockholders and that the Offer and the Merger will directly benefit the Company and its stockholders, (ii) to approve and consent to the proposed Offer and Merger contemplated by the proposed Merger Agreement, (iii) to authorize the execution and delivery of the proposed Merger Agreement, and
(iv) to recommend that the Company's stockholders accept the proposed Offer, if and when initiated, and approve and adopt the proposed Merger contemplated by the Merger Agreement.

     On June 5, 1996, Purchaser and the Company resolved all remaining issues and definitive documents for the proposed Merger were prepared. The Company entered into the Merger Agreement in the evening of June 5, 1996, and thereafter the Company issued a press release announcing the execution of the Merger Agreement. Smith Barney also delivered a written opinion to the Board of Directors of the Company, dated June 5, 1996, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $8.75 per Share cash consideration to be received by holders of Shares (other than Parent and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Smith Barney's written opinion, dated June 5, 1996, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Smith Barney, is attached hereto as Exhibit 17 and is incorporated herein by reference. Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the $8.75 per Share cash consideration to be received by holders of Shares (other than Parent and its affiliates) pursuant to the Offer and the Merger and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. Holders of Shares are urged to read such opinion carefully in its entirety. The Purchaser commenced the Offer on June 11, 1996.

     In approving the proposed Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender such Shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

          a. the consideration per Share to be paid pursuant to the Offer and the historical and current market prices for the Shares;

          b. the Company's business, financial condition, results of operations, business strategy, prospects, employees, suppliers and customers;

          c. the nature of the conditions to the obligations of Purchaser to consummate the Offer including the fact that the Offer and the Merger are subject to financing;

          d. the guaranty of the obligations of the Purchaser by the subsidiaries of Parent;

          e. the fact that the Purchaser had indicated that it would withdraw the Offer if not accepted, that it wanted to make a preemptive bid and would not participate in a prolonged process and that no other formal offers had been received;

          f. the fact that, as more specifically described below under "-- Discussions with other Parties," during the past two years, the Company has received expressions of interest from certain other parties, none of which resulted in formal proposals;

          g. the written opinion of Smith Barney, dated June 5, 1996, as to the fairness, from a financial point of view, to the holders of the Shares (other than Parent and its affiliates) of the $8.75 per Share consideration to be received by such holders in the Offer and the Merger;

          h. the fact that the holders of approximately 28.9% of the outstanding Shares and Options were willing to execute the Tender and Option Agreement and the effect the Tender and Option Agreement might have on subsequent offers; and

          i. the fact that while the Merger Agreement does not permit the Company to solicit or initiate discussions with other prospective purchasers, it does permit the Company to furnish information to and engage in discussions with third parties if required to meet the fiduciary duties of the Directors.

     The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of more importance than other factors. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

     DISCUSSIONS WITH OTHER PARTIES. Periodically during the last two years the Company has had discussions with a party interested in pursuing a transaction with the Company. In July, 1994 the Company and the interested party entered into a confidentiality agreement pursuant to which information was exchanged and discussions were held during the balance of 1994. The frequency of such discussions increased during the latter half of 1995. The interested party and the Company and their respective representatives conducted due diligence and discussions during the period of September through November, 1995. In December, 1995 such discussions were suspended by the interested party due to the Company's operating condition. Such discussions resumed in February, 1995 and in the ensuing months the interested party conducted further due diligence. In May, 1996, representatives of the Company and its financial advisors met with the interested party, after which the Company determined that such party would require several months to complete its diligence review and obtain financing adequate to consummate a transaction.

     In December 1995, the Company was approached by another party that expressed interest in a possible transaction with the Company. Between December, 1995 and March, 1996, representatives of the Company had several discussions with this party. On March 11, 1996, the Company entered into a Confidentiality Agreement with this party and began to provide such party with information for its due diligence investigation. During the following weeks, this party conducted a due diligence review of the Company. In May, 1996, Phillips and Taylor also met with representatives of this potential acquiror. They discussed the status of such party's diligence review and its continuing level of interest in a possible transaction with the Company. This party indicated that it wanted to perform additional diligence review. Representatives of this potential acquiror held telephonic discussions with representatives of the Company for this purpose, but such party indicated that it would still require additional information from the Company.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company has retained Smith Barney as its financial advisor with respect to the Offer and the Merger. Pursuant to the terms of Smith Barney's engagement, the Company has agreed to pay Smith Barney for its services an aggregate financial advisory fee equal to 1.18% of the total consideration (including liabilities assumed) payable in connection with the Offer and the Merger. The Company also has agreed to reimburse Smith Barney for travel and other out-of-pocket expenses, including legal fees and expenses, and to indemnify Smith Barney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement. In the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of Bailey for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) The Holders have granted an option to the Purchaser to acquire their Shares, warrants and options. Pursuant to the Tender and Option Agreement, the Holders have agreed to tender all of their Shares into the Offer. The Holders include all six members of the Board of Directors, the President and Chief Executive Officer and the Senior Vice President of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender all Shares to Purchaser that are held of record or beneficially by such person or over which he, she or it has sole dispositive power. Pursuant to the Tender and Option Agreement, all of the Holders have agreed to tender their Shares into the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Not applicable.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     (a) DGCL 203

     Section 203 of DGCL purports to regulate certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the voting stock of such corporation after the time the relevant person or entity first becomes a 15% stockholder. Section 203 provides that the corporation shall not engage for a period of three years in any business combination with such a stockholder unless
(i) there was prior approval by the Board of Directors of the Corporation, either of the business combination or the transaction that results in a stockholder's becoming a 15% stockholder, (ii) upon consummation of the transaction that resulted in the stockholder's become a 15% stockholder, such stockholder owned at least 85% of the outstanding voting shares of the corporation, exclusive of shares owned by persons who are directors and also officers, or (iii) at or subsequent to the time such stockholder becomes a 15% stockholder, such business combination is approved by the board of directors and the holders of two-thirds of the outstanding shares (other than the shares owned by the 15% stockholder). The Company's Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and therefore, the Offer and the Merger are not prohibited by
Section 203 of the DGCL.

     (b) Rights Agreement

     The Company and State Street Bank and Trust Company, as Rights Agent, entered into a Rights Agreement, dated as of September 28, 1995 (the "Rights Agreement"), which provided for the association of one right to purchase for $28 one share of the Company's Common Stock (a "Right") for each share of Common Stock outstanding on such date and each share issued prior to the earliest of the Distribution Date (as defined below), the Redemption Date (as defined below) or the Expiration Date (as defined below). "Distribution Date" is defined as the earlier of (i) the date on which the Company learns that a person has become an "Acquiring Person," i.e., with certain exceptions, someone who is the owner of more than 15% of the Company's outstanding shares (or, if greater, the percentage owned by such person on September 28, 1995 plus 1% of the Company's outstanding shares on such date) or (ii) the date designated by the Company's Board of Directors following the commencement of a tender or exchange offer by any third party other than a subsidiary, employee benefit plan of the Company or person holding shares pursuant to the terms of any such employee benefit plan, if upon consummation of such offer, such person would own more than 15% of the Company's outstanding shares (or, if greater, the percentage owned by such person on September 28, 1995 plus 1% of the Company's outstanding shares on such date). "Redemption Date" is defined as the date on which all Rights shall have been redeemed. "Expiration Date" is defined as the tenth anniversary of the date of the Rights Agreement. Each Right entitles the holder to exercise it at any time after the Distribution Date and prior to the earlier of the Redemption Date or the Expiration Date.

     The Company's Board of Directors has approved the Offer and the Merger and has amended the Rights Agreement to exclude the consummation of the Offer and the Merger from the events that could trigger a Distribution Date and to exempt specifically the Purchaser from being an Acquiring Person.

     A copy of the Rights Agreement has been filed with the SEC as an exhibit to the Company's Report on Form 8-K, on October 2, 1995.

     (c) Information Statement

     Following this Schedule 14D-9 is the Information Statement required by
Section 14(f) and Rule 14(f)-l of the Exchange Act in connection with the designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.
- -----------
 Exhibit 1.   Agreement and Plan of Merger dated June 5, 1996 between the Company and Vemco
              Acquisition Corp.*
 Exhibit 2.   Guaranty dated June 5, 1996 from Vemco, Inc., Venture Industries Corporation,
              Vemco Leasing, Inc., Venture Service Company, Venture Industries Canada, Ltd.,
              Venture Mold & Engineering Corp. and Venture Leasing Company.*
 Exhibit 3.   Tender and Option Agreement dated June 5, 1996, by and between the Purchaser and certain holders of Shares, Options and Warrants.*
 Exhibit 4.   Indemnity Agreement between the Purchaser and Roger R. Phillips dated as of June
              5, 1996.*
 Exhibit 5.   Indemnity Agreement between the Purchaser and William A. Taylor dated as of June
              5, 1996.*
 Exhibit 6.   Indemnity Agreement between the Purchaser and Louis T. Enos dated as of June 5,
              1996.*
 Exhibit 7.   Indemnity Agreement between the Purchaser and E Gordon Young dated as of June 5,
              1996.*
 Exhibit 8.   Indemnity Agreement between the Purchaser and John G. Owens dated as of June 5,
              1996.*
 Exhibit 9.   Indemnity Agreement between the Purchaser and Allan B. Freedman dated as of June
              5, 1996.*
Exhibit 10.   Indemnity Agreement between the Purchaser and Leonard Heilman dated as of June
              5, 1996.*
Exhibit 11.   Noncompetition Agreement dated June 5, 1996 between the Company and Allan B.
              Freedman.*
Exhibit 12.   Noncompetition Agreement dated June 5, 1996 between the Company and Louis T.
              Enos.*
Exhibit 13.   Noncompetition Agreement dated June 5, 1996 between the Company and E Gordon
              Young.*
Exhibit 14.   Noncompetition Agreement dated June 5, 1996 between the Company and John G.
              Owens.*
Exhibit 15.   Amendment to Employment and Noncompetition Agreement between the Company and
              William A. Taylor dated June 5, 1996.*
Exhibit 16.   Amendment to Employment and Noncompetition Agreement between the Company and
              Roger R. Phillips dated as of June 5, 1996.*
Exhibit 17.   Opinion of Smith Barney Inc. dated June 5, 1996.
Exhibit 18.   Press Release of the Company issued on June 5, 1996.*
Exhibit 19.   Letter dated June 11, 1996 from Roger R. Phillips, Chairman and Chief Executive
              Officer of Bailey Corporation to the Stockholders of Bailey Corporation
              concerning the Offer.

- ---------------
* Not included in copies mailed to stockholders.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BAILEY CORPORATION

                                          By: /s/  ROGER R. PHILLIPS
                                          Name: Roger R. Phillips
                                          Title: Chief Executive Officer
Date: June 11, 1996

                  ADDITIONAL INFORMATION PROVIDED PURSUANT TO
              SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed to the stockholders of the Company on or about June 12, 1996 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to be elected to the Board of Directors of the Company (the "Board"), other than at a meeting of the Company's stockholders. The Merger Agreement provides that promptly upon Purchaser's purchase of and payment for at least a majority of the outstanding shares of Common Stock pursuant to the Offer, Purchaser will be entitled to designate at its option up to that number of directors, rounded to the nearest whole number as will make the percentage of the Company's directors designated by the Purchaser equal to the aggregate voting power of the Shares held by Purchaser. Upon request of Purchaser, the Company is required promptly at its election to either increase the size of the Board or secure the resignation of such number of its directors as is necessary to enable Purchaser's designees (the "Purchaser Designees") to be elected or appointed to the Board. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, on June 11, 1996, Purchaser commenced the Offer, which is scheduled to expire at 12:00 midnight, New York City time, on Friday, July 12, 1996, at which time, if all conditions of the Offer have been satisfied or waived, Purchaser has informed the Company that it intends to purchase all Shares validly tendered pursuant to the Offer and not withdrawn, subject to the Purchaser's right to extend the offer for not more than 10 business days if less than 90% of the Shares have been validly tendered and not withdrawn. All directors, other than Roger R. Phillips and William A. Taylor, have agreed to resign effective as of the consummation of the Offer and Purchaser has indicated it intends to designate four new directors of the Company.

     None of the Purchaser Designees currently is a director of, or holds any position with, the Company. The Company has been advised by Purchaser that, to the best of its knowledge, none of the Purchaser Designees or any of their associates beneficially owns any equity securities of the Company, or rights to acquire any equity securities of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates, other than the transactions disclosed in the Schedule 14D-9, which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

     The information contained in this Information Statement concerning Purchaser and the Purchaser Designees has been furnished to the Company by Purchaser and the Purchaser Designees, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               BOARD OF DIRECTORS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Cumulative voting is not permitted in the election of directors of the Company. On all matters (including election of directors) submitted to a vote of stockholders, each holder of Common Stock will be entitled to one vote for each share of Common Stock owned of record by such stockholder. As of June 10, 1996, there were 5,353,558 shares of Common Stock outstanding.

     Pursuant to the Company's By-laws, the Board of Directors has, by resolution, fixed the number of directors at six. Each director holds office until the next annual meeting of stockholders of the Company or until his or her successor is elected or qualified or until his or her earlier resignation or removal. The Board currently consists of six members.

THE PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, Purchaser may designate the persons identified below to be elected to the Board. Purchaser has informed the Company that each of the Purchaser Designees has consented to act as a director, if so designated.

     The names of the Purchaser Designees, their ages on June 10, 1996 and certain other information about them are set forth below. There are no family relationships between any of the Purchaser Designees and the directors or executive officers of the Company. The business address of Purchaser is 33662 James J. Pompo Drive, Fraser, Michigan 48026.

     LARRY J. WINGET. Mr. Winget, age 53, is Chairman of the Board and Chief Executive Officer of Venture Industries Corporation, Vemco, Inc., Venture Mold & Engineering Corporation, Venture Industries Canada, Ltd., Venture Leasing Company, Vemco Leasing, Inc., Venture Holdings Corporation and Venture Service Company, the subsidiaries of Venture Holdings Trust (the "Venture Group"). In 1981 he acquired 60% ownership of Venture Industries Corporation. He acquired the remaining 40% in 1987 and he is currently the sole beneficiary of Venture Holdings Trust. He is Chairman of the Board of Purchaser.

     MICHAEL G. TORAKIS. Mr. Torakis, age 39, has been President and Chief Financial Officer of each member of the Venture Group since April, 1995, and preceding that served as Executive Vice President and Chief Financial Officer from 1985 to 1995. He is President and a director of Purchaser.

     A. JAMES SCHUTZ. Mr. Schutz, age 50, has been Executive Vice President of each member of the Venture Group for over five years. He is Executive Vice President and a director of Purchaser.

     JAMES E. BUTLER, JR. Mr. Butler, age 42, has been Vice President -- Finance of each member of the Venture Group since 1995. He joined the Venture Group in 1994. He worked as a Certified Public Accountant at Coopers & Lybrand LLP, from 1981 to 1994. He is Vice President -- Finance and a director of Purchaser.

CURRENT DIRECTORS OF THE COMPANY

     Each of the persons listed below is currently a director of the Company and has served continuously since first becoming a director. The Board of Directors held twelve meetings during the year ended July 30, 1995, and each director attended at least 75% of the aggregate of (a) the total number of meetings of the Board of Directors held during the period for which he served as a director and (b) the total number of meetings held by all committees of the Board on which he served. A brief description of each current director of the Company is provided below.

     ROGER R. PHILLIPS. Mr. Phillips, age 66, has served in various management capacities with the Company and Bailey Manufacturing Corporation since 1982. He has been a director and President, Chief Executive Officer, and Secretary of the Company since 1986 and has served as Chairman of the Board of Directors since February 1991. Mr. Phillips holds the same positions with Bailey Manufacturing Corporation ("BMC"), a wholly-owned subsidiary of the Company. Since June 1992 Mr. Phillips has been a director,

Chairman of the Board of Directors, and Chief Executive Officer of Bailey Transportation Products, Inc. ("BTP"), a wholly-owned subsidiary of the Company.

     E GORDON YOUNG. Mr. Young, age 61, has held various management positions with the Company and Bailey Manufacturing Corporation since 1982. He has been a director of the Company since 1986 and was Executive Vice President from 1989 to 1994. He holds the same positions with BMC. Mr. Young previously was Executive Vice President -- Research and Development of the Company from 1986 to 1989. Mr. Young is also a director of BTP.

     ALLAN B. FREEDMAN. Mr. Freedman, age 66, has been associated with the Company and BMC since 1983. He has been a director of the Company since 1986 and currently serves as a director of BMC. Mr. Freedman served as Chairman and Treasurer of Edward P. Dolbey & Co., Inc., a distributor of optical and laboratory supplies, until 1992. Since 1992 Mr. Freedman has been a consultant and private investor.

     JOHN G. OWENS. Mr. Owens, age 62, has served in various management capacities with the Company since 1986. He has been a director of the Company since 1986 and currently serves as a director of BMC. He was Executive Vice President, Chief Operating Officer and Assistant Secretary of the Company from 1986 to 1987. Mr. Owens also was a director, the Chairman of the Board, President, and Chief Executive Officer of Universal Components Corp. and its predecessor, Douglas Components Corporation, an industrial equipment manufacturer from 1987 until 1994.

     WILLIAM A. TAYLOR. Mr. Taylor, age 70, became Vice Chairman and Senior Vice President -- Corporate Development in fiscal year 1994. He has been associated with the Company and BMC since 1983, has served as a director of the Company since 1986 and currently also serves as a director of BTP. His primary responsibility has involved the identification and analysis of potential acquisition opportunities including the acquisition of the assets and business of TransPlastics, Inc., in June 1992 (the "Conneaut Acquisition"), the assets and business of Contour Technologies, a division of The Boler Company, in July 1993 (the "Contour Acquisition"), and the assets and business of Premix/E.M.S. Inc. in August 1994 (the "Premix/EMS Acquisition").

     LOUIS T. ENOS. Mr. Enos, age 59, has been associated with the Company and BMC since 1982 as a shareholder and consultant. He has been a director of the Company since 1991 and currently serves as a director of BMC. From January 1990 through January 1993, he served as Executive Vice President of Universal Components Corp., an industrial equipment manufacturer. Mr. Enos was a management consultant and Vice President of Exeter Consulting Group from 1989 to 1995.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board has an Audit Committee consisting of Messrs. Freedman, Owens and Enos. The Audit Committee, which met two times in fiscal 1995, is responsible for reviewing the independent audit of the Company by its independent public accountants.

     The Board has a Compensation Committee consisting of Messrs. Freedman, Owens and Enos. The Compensation Committee, which met three times in fiscal 1995, is charged with reviewing the compensation paid to senior management of the Company, including the bonuses, stock options and other incentive payments, if any, to be made under the Company's benefit plans.

     The Board does not have a nominating committee; nominations of officers are made by the Board. The Board will consider any such nominee suggested by stockholders of the Company.

CURRENT EXECUTIVE OFFICERS OF THE COMPANY

     The current executive officers of the Company are Messrs. Phillips and Taylor, whose positions and backgrounds are set forth under the heading "Directors of the Company", and Leonard J. Heilman. Mr. Heilman, age 68, has served as Executive Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Assistant Secretary of the Company for over five years.

                               OTHER INFORMATION

PRINCIPAL SHARE OWNERSHIP

     The following table sets forth certain information as of June 11, 1996, with respect to the Common Stock beneficially owned by (1) each person known by the Board of Directors to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (2) each director of the Company and nominee for such position, (3) the Company's Chief Executive Officer and each of the four other most highly compensated officers of the Company (the "Named Executive Officers"), and (4) all directors and Executive Officers of the Company as a group.

                                                             NUMBER OF SHARES          PERCENTAGE
                                                              OF COMMON STOCK        OF OUTSTANDING
         NAME AND ADDRESS OF BENEFICIAL OWNER(1)           BENEFICIALLY OWNED(2)     COMMON STOCK(2)
- ---------------------------------------------------------  ---------------------     ---------------
Roger R. Phillips........................................          521,050(3)(4)           9.38%
  700 Lafayette Road
  Seabrook, New Hampshire 03874
William A. Taylor........................................          490,148(5)              8.93%
  232 Bridal Path Lane
  New Canaan, Connecticut 06840
Louis T. Enos............................................          208,682(3)(6)           3.83%
  700 Lafayette Road
  Seabrook, New Hampshire 03874
E Gordon Young...........................................          197,053(3)(6)           3.61%
  700 Lafayette Road
  Seabrook, New Hampshire 03874
John G. Owens............................................          180,682(3)(6)           3.31%
  700 Lafayette Road
  Seabrook, New Hampshire 03874
Allan B. Freedman........................................          152,500(6)(7)           2.79%
  Sutton Terrace Apartments, #410
  50 Belmont Avenue
  Bala Cynwyd, Pennsylvania 19004
Leonard J. Heilman.......................................           75,000(8)              1.38%
  700 Lafayette Road
  Seabrook, New Hampshire 03874
Phillip J. Kusky.........................................           85,000(9)              1.56%
  17500 Federal Drive, Suite 700
  Allen Park, Michigan 48101
Dennis G. Walters........................................           48,500(10)              .90%
  700 Lafayette Road
  Seabrook, New Hampshire 03874
All directors and executive officers as a group (7
  persons)...............................................        1,825,115(11)            29.54%

- ---------------

 (1) Includes shares of Common Stock owned by the wives and minor children of the named individuals and shares of Common Stock held by custodians for the benefit of such minors, as to which beneficial ownership may be disclaimed.

 (2) Includes options and warrants to purchase Common Stock exercisable within 60 days as specified in applicable rules under the Securities Exchange Act of 1934, as amended. The percentages have been rounded to the nearest one-hundredth of a percent.

 (3) Includes Common Stock held in self-directed pension and other accounts for the benefit of the named individual over which such individual holds voting or investment control.

 (4) Includes options to purchase 200,000 shares of Common Stock exercisable at $6.50 per share.

 (5) Includes (i) options to purchase 100,000 shares of Common Stock exercisable at $6.50 per share and (ii) options to purchase 37,500 shares of Common Stock exercisable at $6.125 per share. In addition, said individual holds options to purchase 12,500 shares of Common Stock which are not currently exercisable but which would become exercisable upon a change of control of the Company. Such 12,500 shares have not been included for purposes of calculating said individual's Beneficial Ownership.

 (6) Includes options to purchase 100,000 shares of Common Stock exercisable at $6.50 per share.

 (7) Includes currently exercisable warrants to purchase 12,500 shares of Common Stock at $6.00 per share.

 (8) Includes options to purchase (i) 3,000 shares of Common Stock exercisable at $3.00 per share, (ii) 17,000 shares of Common Stock exercisable at $1.00 per share, (iii) 7,500 shares of Common Stock exercisable at $5.875 per share, (iv) 22,500 shares of Common Stock exercisable at $7.18 per share, and (v) 25,000 shares of Common Stock exercisable at $4.75 per share. In addition, said individual holds options to purchase 22,500 shares of Common Stock exercisable at $7.18 per share and 25,000 shares of Common Stock exercisable at $4.75 per share, which options are not currently exercisable but which would become exercisable upon a change of control of the Company. Such 47,500 shares have not been included for purposes of calculating said individual's Beneficial Ownership.

 (9) Includes options to purchase (i) 15,000 shares of Common Stock exercisable at $7.18 per share and (ii) 70,000 shares of Common Stock exercisable at $4.75 per share. In addition, said individual holds options exercisable at $7.18 per share to purchase 15,000 shares of Common Stock which are not currently exercisable but which would become exercisable upon a change of control of the Company. Such 15,000 shares have not been included for purposes of calculating said individual's Beneficial Ownership.

(10) Includes options to purchase (i) 2,500 shares of Common Stock exercisable at $3.00 per share, (ii) 18,500 shares of Common Stock exercisable at $1.00 per share, (iii) 5,000 shares of Common Stock exercisable at $5.875 per share, (v) 20,000 shares of Common Stock exercisable at $7.18 per share and
     (v) 2,500 shares of Common Stock at $4.75 per share. In addition, said individual (i) holds options exercisable at $7.18 per share to purchase 20,000 shares of Common Stock which are not currently exercisable but which would become exercisable upon a change of control of the Company, and (ii) has the right to receive a fully vested option to purchase 30,000 shares of Common Stock at the lowest market price during the six months proceeding a change of control of the Company or Mr. Phillips's ceasing to be Chief Executive Officer of the Company. Such 50,000 shares have not been included for purposes of calculating said individual's Beneficial Ownership.

(11) See footnotes 4, 5, 6, 7, 8, 9, and 10 with respect to shares of Common Stock issuable upon the exercise of currently exercisable options and warrants.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

     Cash Compensation

     The following table sets forth the cash compensation paid directly and indirectly by the Company for services in all capacities rendered in fiscal years 1993, 1994 and 1995 to the Named Executive Officers.

                           SUMMARY COMPENSATION TABLE

                                     ANNUAL COMPENSATION(1)            LONG-TERM
                                ---------------------------------    COMPENSATION
                                FISCAL                               AWARDS/STOCK         ALL OTHER
NAME AND PRINCIPAL POSITION(2)   YEAR      SALARY        BONUS      OPTIONS(SHARES)    COMPENSATION(3)
- ------------------------------  ------   -----------   ----------   ---------------   ------------------
Roger R. Phillips.............   1995    $240,000.00           --         --          Use of leased auto
  Chief Executive Officer,       1994    $244,000.00           --       100,000       Use of leased auto
  Chairman of the Board,         1993    $144,000.00           --   share option(4)   Use of leased auto
  President and Secretary
Leonard J. Heilman............   1995    $150,000.00   $20,000.00       45,000          Auto allowance
  Executive Vice President --             150,000.00    67,000.00   share option(5)
  Finance and Administration,    1994    $$104,000.00  $       --         --            Auto allowance
  Chief Financial officer,       1993                                    7,500               None
  Treasurer, and Assistant                                          share option(6)
  Secretary
Dennis G. Walters.............   1995    $150,000.00   $20,000.00       40,000        Use of leased auto
  Executive Vice President --             150,000.00     9,750.00   share option(7)
  Bailey Manufacturing           1994    $$114,000.00  $$35,000.00        --          Use of leased auto
  Division                       1993                                    5,000        Use of leased auto
                                                                    share option(6)
Phillip J. Kusky..............   1995    $150,000.00           --       30,000        Use of leased auto
  Executive Vice President and            150,000.00                share option(8)
  Chief Operating Officer        1994    $       N/A           --         --          Use of leased auto
                                 1993                         N/A         N/A                N/A
William A. Taylor.............   1995    $144,000.00           --         --            Auto allowance
  Vice Chairman and Senior       1994    $144,000.00           --       50,000          Auto allowance
  Vice President -- Corporate                                       share option(9)
  Development                    1993            N/A          N/A         N/A                N/A

- ---------------
(1) Compensation deferred at election of executive is included in the category and fiscal year in which earned.

(2) Includes Chief Executive Officer and the four most highly compensated officers whose salary and bonus exceed $100,000.

(3) Includes: (a) perquisites; (b) payments of above-market or preferential earnings on deferred compensation; (c) payments of earnings with respect to long-term incentive plans prior to settlement or maturation; (d) tax payment reimbursements; and (e) preferential discounts on stock.

(4) Grant on August 25, 1993 of options to purchase 100,000 shares of Common Stock at an exercise price of $11.00 per share, exercisable for 25,000 shares on or after the date the exercise price is set, and for an additional 25,000 shares on each of October 1, 1994, October 1, 1995 and October 1, 1996. These options were subsequently cancelled.

(5) Includes: (a) Grant on November 2, 1994, pursuant to the Company's Amended and Restated 1986 Incentive Stock Option Plan, of options to purchase 10,000 shares of Common Stock at an exercise price of $7.18 per share, exercisable for 2,500 shares on or after November 2, 1994, and for an additional 2,500 shares on each of November 2, 1995, November 2, 1996 and November 2, 1997; and (b) Grant on November 2, 1994 of options to purchase 35,000 shares of Common Stock at an exercise price of $7.18 per share, exercisable for 8,750 shares on or after November 2, 1994, and for an additional 8,750 shares on each of November 2, 1995, November 2, 1996 and November 2, 1997.

(6) Grant pursuant to the Company's Amended and Restated 1986 Incentive Stock Option Plan, exercisable immediately for 25% of the number of shares listed, and for an additional 25% of that number each of the following three years, at an exercise price of $5.875 per share.

(7) Grant on November 2, 1994 of options to purchase 40,000 shares of Common Stock at an exercise price of $7.18 per share, exercisable for 10,000 shares on or after November 2, 1994, and for an additional 10,000 shares on each of November 2, 1995, November 2, 1996 and November 2, 1997.

(8) Grant on November 2, 1994 of options to purchase 30,000 shares of Common Stock at an exercise price of $7.18 per share, exercisable for 7,500 shares on or after November 2, 1994, and for an additional 7,500 shares on each of November 2, 1995, November 2, 1996 and November 2, 1997.

(9) Grant on March 1, 1994, of options to purchase 50,000 shares of Common Stock at an exercise price of $6.125 per share, exercisable for 12,500 shares on or after the date the exercise price is set, and for an additional 12,500 shares on each of March 1, 1995, March 1, 1996, and March 1, 1997.

     Employment Agreements

     PHILLIPS EMPLOYMENT AGREEMENT. On February 18, 1994, the Company entered into an Employment Agreement (the "Phillips Employment Agreement") with Roger R. Phillips. Under the terms of the Phillips Employment Agreement, Mr. Phillips agreed to serve as President and Chief Executive Officer of the Company for a three-year period at a base salary of $240,000 annually, together with certain other benefits, subject to termination by the Company for cause. The Phillips Employment Agreement, and a non-competition agreement between Mr. Phillips and the Company also executed February 18, 1984, provide that the Company is to pay Mr. Phillips $5,000 per month for 60 months following his termination and to provide him with long term health insurance until his death in exchange for Mr. Phillips's covenant not to compete with the Company. On June 5, 1996, the Company entered into the Amendment to Employment and Noncompetition Agreement to extend the term of the Phillips Employment Agreement through December 31, 1997 and to provide that the first day of the first calendar month following termination of service for purposes of the noncompetition agreement shall be January 1, 1998.

     TAYLOR EMPLOYMENT AND OPTION AGREEMENT. On February 18, 1994, the Company entered into an Employment Agreement (the "Taylor Employment Agreement") with William A. Taylor. Under the terms of the Taylor Employment Agreement, Mr. Taylor agreed to serve as Senior Vice President of the Company for a three-year period at a base salary of $144,000 annually, together with certain other benefits, subject to termination by the Company for cause. In addition, pursuant to an Option Agreement dated as of November 1, 1993, between the Company and Mr. Taylor (the "Taylor Option Agreement"), the Company agreed, provided that Mr. Taylor was in the Company's employ on March 1, 1994, to grant Mr. Taylor options to purchase 50,000 shares of Common Stock, exercisable as follows: 12,500 shares on or after the date the exercise price is set, and an additional 12,500 shares on or after each of March 1, 1995, March 1, 1996, and March 1, 1997 (each, a "Vesting Date"). The options are exercisable at $6.125 per share. The options expire on the fifth anniversary of their applicable Vesting Date. As of November 17, 1995, Mr. Taylor had exercised none of the options granted under the Taylor Option Agreement. The market price of the Company's Common Stock was $13.375 on March 1, 1994, the date on which the options were granted to Mr. Taylor. In conjunction with the options, Mr. Taylor was given certain short-form demand and piggyback registration rights. The Taylor Employment Agreement, and a non-competition agreement between Mr. Taylor and the Company also executed February 18, 1984, provide that the Company is to pay Mr. Taylor $5,000 per month for 60 months following his termination and to provide him with long term health insurance until his death in exchange for Mr. Taylor's covenant not to compete with the Company. On June 5, 1996, the Company entered into the Amendment to Employment and Noncompetition Agreement to provide that the term of the Taylor Employment Agreement shall end on the last day of the month in which the Effective Time occurs and that the first day of the first calendar month following termination of service for purposes of the non-competition agreement shall be the first day of the month immediately following the month in which the Effective Time occurs.

     KUSKY EMPLOYMENT AGREEMENT. On May 10, 1996, the Company entered into an Employment Agreement (the "Kusky Employment Agreement") with Phillip J. Kusky. Under the terms of the Kusky Employment Agreement, Mr. Kusky agreed to serve as Chief Operating Officer of the Company for a two-year period at a base salary of $174,996 annually, together with certain other benefits, subject to termination by the Company for cause. If control of the Company is acquired by any party, the Kusky Employment Agreement provides that Mr. Kusky may resign and receive the sum he would have received had the non-vested portions of his stock options granted November 17, 1994 and October 6, 1995 been fully vested as of the date of such acquisition, as well as the continued payment of his salary and benefits for a period of 24 months following the date of his resignation. As a condition to the Merger, the Purchaser has required that Mr. Kusky terminate the Kusky Employment Agreement, and the Company anticipates he will do so.

     WALTERS EMPLOYMENT AGREEMENT. On August 19, 1995, the Company entered into an Employment Agreement (the "Walters Employment Agreement") with Dennis G. Walters, subject to termination by the Company for cause. Under the Walters Employment Agreement, the Company agreed to grant Mr. Walters an option for 10,000 shares of Common Stock, vesting over a five-year period, at an exercise price equal to the market price on the date of grant. The Walters Employment Agreement further provides that in the event that there is a change of control of the Company or Roger Phillips ceases to be Chief Executive Officer of the Company, (1) the aforesaid option shall fully vest, (2) Mr. Walters shall be deemed to have a rolling two-year employment agreement in effect at such time at his then-current compensation and responsibility level, (3) Mr. Walters will be granted a fully-vested 5-year option to purchase 30,000 shares of Common Stock at the lowest market price in effect during the six-month period preceding such event, and (4) any separation agreement will provide him with ownership of his company car and give him continued medical benefits at a cost equal to that paid by the Company's other retired salaried employees. As a condition to the Merger, the Purchaser has required that Mr. Walters terminate the Walters Employment Agreement, and the Company anticipates he will do so.

     Compensation Pursuant to Plans

     INCENTIVE STOCK OPTION PLAN. The Company has established the Amended and Restated 1986 Incentive Stock Option Plan (the "Stock Option Plan"). Pursuant to the Stock Option Plan, executive officers and other key employees of the Company are eligible to receive options to purchase shares of Common Stock. There are 200,000 shares of Common Stock reserved for issuance under the Stock Option Plan. The options are intended to be "incentive stock options" within the meaning of the Internal Revenue Code of 1986, as amended. The exercise price per share may not be less than the fair market value of the Common Stock at the time the option is granted; provided, however, that if an optionee owns more than 10% of the outstanding shares of Common Stock at the time the option is granted, the option price may not be less than 110% of the fair market value of the Common Stock at the time of the grant. The Executive Compensation and Stock Option Committee decides upon the employees to whom options are to be granted, the number of shares, and the other terms of the options to be granted based upon the employee's position, his duties and responsibilities, and other factors.

     During fiscal year 1995, the Company granted options for 10,000 shares of Common Stock under the Stock Option Plan and nonqualified options for 216,000 shares of Common Stock. As of July 30, 1995, 70,525 such options were exercised. The following table shows the number of shares of Common Stock subject to unexercised options granted to Named Executive Officers of the Company during the Company's fiscal year ended July 30, 1995 and the potential realizable value of such options at assumed annual rates of stock price appreciation for the terms of such options:

                                INDIVIDUAL GRANTS
                            --------------------------                                  POTENTIAL REALIZABLE
                                           PERCENT OF                                          VALUE
                             NUMBER OF        TOTAL                                   AT ASSUMED ANNUAL RATES
                             SHARES OF       OPTIONS                                             OF
                            COMMON STOCK   GRANTED TO                                 STOCK PRICE APPRECIATION
                             UNDERLYING     EMPLOYEES     EXERCISE                        FOR OPTION TERM
                              OPTIONS       IN FISCAL       PRICE       EXPIRATION    ------------------------
           NAME               GRANTED       YEAR 1995     PER SHARE        DATE         5%($)         10%($)
- --------------------------  ------------   -----------   -----------   ------------   ---------      ---------
Leonard J. Heilman........     35,000          15.5%        $7.18         11/2/2002   $389,515       $592,550
                               10,000           4.4%        $7.18         11/2/2004   $122,780       $204,630
Dennis G. Walters.........     40,000          17.7%        $7.18         11/2/2002   $445,160       $677,200

     PENSION PLANS. The Company, through its wholly-owned subsidiary, BMC, has established qualified, non-contributory, defined benefit plans (the "Pension Plans") covering substantially all of its full-time employees (the "Salaried Pension Plan") and hourly employees (the "Hourly Pension Plan"). The benefits under the Hourly Pension Plan are subject to collective bargaining. The Pension Plans generally provide for the Company to make monthly payments to covered employees upon their retirement at age 65; however, they also provide for the payment of benefits upon early retirement. The payments are based on the employee's years of credited service with the Company and average annual compensation for the highest five consecutive years of the final ten years prior to retirement. For the purposes of the Pension Plans, the Company's employees who previously were employed by USM Corporation ("USM") generally are credited with their years of service with USM; however, the benefits payable to these employees under the Pension Plans are reduced by any amounts that they receive from USM under its pension plans with respect to their prior service. The maximum benefits payable under the Pension Plans are limited to $90,000 under the Internal Revenue Code of 1986, as amended. The Company makes annual contributions to the Pension Plans determined on an actuarial basis. The Company also bears the expenses of administering the Pension Plans.

     The following table sets forth the estimated annual retirement benefits payable by the Company under the Salaried Pension Plan to an employee who retires at age 65 based on the greater of (a) 1.5% of the five-year average compensation less 1.43% Social Security Benefits, or (b) 1% of the five-year average compensation, in each case multiplied by the employee's years of credited service with the Company, not to exceed 35 years.

                                                            YEARS OF CREDITED SERVICE
                                               ----------------------------------------------------
               ANNUAL COMPENSATION             10 YEARS   15 YEARS   20 YEARS   25 YEARS   30 YEARS
    -----------------------------------------  --------   --------   --------   --------   --------
    $ 50,000.................................  $  5,230   $  7,845   $ 10,460   $ 13,075   $ 15,690
      75,000.................................     8,355     12,533     16,710     20,888     25,065
     100,000.................................    11,480     17,220     22,960     28,700     34,440
     125,000.................................    14,605     21,908     29,210     36,513     43,815
     150,000.................................    17,730     26,595     35,460     44,325     53,190

     On December 31, 1992, the Salaried Pension Plan was frozen and no further service liability will accrue thereunder.

     For vesting and benefit accrual purposes under the Salaried Pension Plan, the years of credited service with the Company of the covered persons named in the table under "Cash Compensation" herein as of December 31, 1992, were as follows: Roger R. Phillips -- four years; and Dennis G. Walters -- 26 years. Leonard J. Heilman, Phillip J. Kusky and William A. Taylor do not participate in the Salaried Pension Plan.

     Effective January 1, 1993, a contributory 401(k) plan for salaried employees was established whereby eligible employees may contribute up to 10% of their salary, with a dollar-for-dollar match by the Company of up to 2% of an employee's salary.

     PENSION PLAN OBLIGATIONS ASSUMED AS A RESULT OF THE PREMIX/EMS
ACQUISITION. As a result of the Premix/EMS Acquisition, the Company adopted certain tax qualified retirement plans covering the former employees of Premix/E.M.S. Inc. The three defined benefit plans adopted by the Company include the Salaried Plan covering non-hourly, non-bargaining employees (the "Premix/EMS Salaried Pension Plan"); the Hourly Employees' Retirement Plan covering collective bargaining unit employees at the Lancaster, Ohio facility (the "Lancaster Hourly Pension Plan"); and the Hartford City Hourly Employees' Retirement Plan covering hourly employees at the Hartford City, Indiana facility (the "Hartford City Hourly Pension Plan"). The Premix/EMS Salaried Pension Plan, the Lancaster Hourly Pension Plan, and the Hartford City Hourly Pension Plan (collectively, the "Premix/EMS Plans") call for the Company to make contributions not less than the minimum amounts required under the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Premix/EMS Plans also provide for payment of benefits upon early retirement, disability, or death. Employees become fully vested in the respective Premix/EMS Plans after five years of service.

     The Premix/EMS Salaried Pension Plan provides a benefit at age 65 of 50% of the five-year average compensation, less 50% of Social Security, reduced proportionately for employees with less than 30 years of service. The following table sets forth the estimated annual retirement benefits payable under the Premix/EMS Salaried Pension Plan to an employee who retires at age 65.

                                                        YEARS OF CREDITED SERVICE
                                       ------------------------------------------------------------
           ANNUAL COMPENSATION         10 YEARS     15 YEARS     20 YEARS     25 YEARS     30 YEARS
    ---------------------------------  --------     --------     --------     --------     --------
    $50,000..........................  $  6,159     $  9,239     $ 12,318     $ 15,398     $ 18,478
     75,000..........................    10,205       15,307       20,409       25,511       30,614
    100,000..........................    14,371       21,557       28,742       35,928       43,114
    125,000..........................    18,538       27,807       37,076       46,345       55,614
    150,000..........................    22,705       34,057       45,409       56,761       68,114

     The Lancaster Hourly Pension Plan provides a monthly benefit at age 65 of $13.50 for each year of service to a maximum of 35 years of service.

     The Hartford City Hourly Pension Plan provides a monthly benefit at age 65 of $10.00 for each year of service to a maximum of 30 years of service.

     In addition to the defined benefit plans, the Company adopted the Employees' Deferred Savings and Supplemental Retirement Plan, a 401(k) Plan covering the former employees of Premix/E.M.S. Inc. (the "Premix/EMS 401(k) Plan"). Under the Premix/EMS 401(k) Plan, employees may contribute up to 15% of compensation and receive a Company matching contribution of $.10 for each $1.00 contributed by the employee. Employees are 100% vested in Company matching contributions under the Premix/EMS 401(k) Plan.

     Insider Participation in Compensation Decisions

     John G. Owens, a member of the Compensation Committee of the Board of Directors, was Executive Vice President, Chief Operating Officer, and Assistant Secretary of the Company from 1986 to 1987.

     Louis T. Enos, a member of the Compensation Committee, has been associated with the Company since 1982 as a shareholder and consultant.

REPORT OF THE COMPENSATION COMMITTEE

     The Executive Compensation and Stock Option Committee of the Board of Directors (the "Compensation Committee") is composed of three independent, disinterested directors who are not employees of the Company. Messrs. Freedman, Owens and Enos. The Compensation Committee regularly reviews and approves all compensation and fringe benefit programs of the Company and also reviews and makes recommendations to the Board of Directors concerning the actual compensation of the Named Executive Officers as well as stock option grants to employees. All actions taken by the Compensation Committee are reported to and approved by the Board of Directors, as a whole. The Compensation Committee reviews and administers the Company's Stock Option Plan.

     The Compensation Committee uses base salary and, in certain instances, bonuses, for Named Executive Officers to enhance short term profitability and stockholder value and uses stock options to enhance long term growth and profitability, return on equity and stockholder value. The Compensation Committee periodically reviews the Company's performance and the performance of the individual Named Executive Officers. In this process, the members of the Compensation Committee individually meet and discuss the performance of the Company and the Named Executive Officers with the Chief Executive Officer of the Company. The Compensation Committee then meets in executive session to review and discuss the performance of all the Named Executive Officers including the Chief Executive Officer. The Compensation Committee then makes its recommendations to the Board of Directors.

     In evaluating the performance of the Chief Executive Officer the Compensation Committee takes note of the Company's sales and net income, as well as accomplishments with regard to the Company's strategic objectives, including, among other things, the historical growth of the Company and the increase in its value over the past several years.

REPORTS OF BENEFICIAL OWNERSHIP

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of the Company's Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of Common Stock of the Company. Officers, directors, and beneficial owners of more than 10% of the equity of the Company are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     Phillip J. Kusky became Chief Operating Officer of the Company on June 25, 1995. He neglected to file Form 3 at that time. However, this failure has been corrected in the intervening period. Mr. Kusky has had no transactions in the stock of the Company.

     To the Company's knowledge, based solely on the review of copies of such reports furnished to the Company and written representations that no other reports were required during the two fiscal years ended July 30, 1995, the officers, directors, and beneficial owners of more than 10% of the equity of the Company complied with all applicable Section 16(a) filing requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     SUBORDINATED DEBENTURE OFFERING. As a part of the financing for the Conneaut Acquisition, the Company issued an aggregate of $400,000 in principal amount of debentures (the "Series A Debentures") bearing 11% annual interest and due on June 26, 1996, and warrants to purchase 62,500 shares of Common Stock (the "Warrants") pursuant to a Subordinated Debenture and Warrant Purchase Agreement (the "Debenture and Warrant Agreement") to the following investors in the following principal amounts: Allan B. Freedman, $50,000; Anthony A. Martino, $200,000; Orion Group Money Purchase Pension Plan FBO Roger R. Phillips, $100,000; and William A. Taylor, $50,000. Under the Debenture and Warrant Agreement, Allan B. Freedman and Anthony A. Martino also acquired non-transferable Warrants to purchase 12,500 and 50,000 shares of Common Stock, respectively. The Series A Debentures were retired in the first quarter of fiscal year 1994 in accordance with their terms; the Warrants remain outstanding.

     The Warrants are exercisable at any time prior to June 25, 1997, at an option price of $6.00 per share. Each holder of Warrants has the right to demand registration of the shares underlying the Warrants once at any time after June 26, 1993.

     Mr. Phillips is Chairman of the Board, President, Chief Executive Officer and Secretary, and a director of the Company; Mr. Taylor is Vice Chairman, Senior Vice President -- Corporation Development, and a

                                 EXHIBIT INDEX

                                                                                      SEQUENTIALLY
                                                                                        NUMBERED
EXHIBIT NO.                                                                               PAGE
- ------------                                                                          ------------
Exhibit 1.    Agreement and Plan of Merger dated June 5, 1996 between the Company and Vemco Acquisition Corp............................................
Exhibit 2.    Guaranty dated June 5, 1996 from Vemco, Inc., Venture Industries
              Corporation, Vemco Leasing, Inc., Venture Service Company, Venture
              Industries Canada, Ltd., Venture Mold & Engineering Corp. and Venture
              Leasing Company.......................................................
Exhibit 3.    Tender and Option Agreement dated June 5, 1996, by and between the
              Purchaser and certain holders of Shares, Options and Warrants.........
Exhibit 4.    Indemnity Agreement between the Purchaser and Roger R. Phillips dated as of June 5, 1996....................................................
Exhibit 5.    Indemnity Agreement between the Purchaser and William A. Taylor dated as of June 5, 1996....................................................
Exhibit 6.    Indemnity Agreement between the Purchaser and Louis T. Enos dated as of June 5, 1996.......................................................
Exhibit 7.    Indemnity Agreement between the Purchaser and E Gordon Young dated as of June 5, 1996.......................................................
Exhibit 8.    Indemnity Agreement between the Purchaser and John G. Owens dated as of June 5, 1996.......................................................
Exhibit 9.    Indemnity Agreement between the Purchaser and Allan B. Freedman dated as of June 5, 1996....................................................
Exhibit 10.   Indemnity Agreement between the Purchaser and Leonard Heilman dated as of June 5, 1996.......................................................
Exhibit 11.   Noncompetition Agreement dated June 5, 1996 between the Company and
              Allan B. Freedman.....................................................
Exhibit 12.   Noncompetition Agreement dated June 5, 1996 between the Company and
              Louis T. Enos.........................................................
Exhibit 13.   Noncompetition Agreement dated June 5, 1996 between the Company and E
              Gordon Young..........................................................
Exhibit 14.   Noncompetition Agreement dated June 5, 1996 between the Company and
              John G. Owens.........................................................
Exhibit 15.   Amendment to Employment and Noncompetition Agreement between the
              Company and William A. Taylor dated June 5, 1996......................
Exhibit 16.   Amendment to Employment and Noncompetition Agreement between the
              Company and Roger R. Phillips dated as of June 5, 1996................
Exhibit 17.   Opinion of Smith Barney Inc. dated June 5, 1996. .....................
Exhibit 18.   Press Release of the Company issued on June 5, 1996...................
Exhibit 19.   Letter dated June 11, 1996 from Roger R. Phillips, Chairman and Chief
              Executive Officer of Bailey Corporation to the Stockholders of Bailey
              Corporation concerning the Offer. ....................................